Exhibit 99.1

BROOKFIELD OFFICE PROPERTIES INC.,
Issuer

and

COMPUTERSHARE TRUST COMPANY OF CANADA,
Trustee

Indenture

Dated as of March 18, 2026

Table of Contents

Article 1
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION		1
1.1	Definitions	1
1.2	Compliance Certificates and Opinions	10
1.3	Form of Documents Delivered to Trustee	11
1.4	Acts of Holders	11
1.5	Notices,etc. to Trustee and Issuer	12
1.6	Notice to Holders; Waiver	13
1.7	Effect of Headings and Table of Contents	13
1.8	Successors and Assigns	13
1.9	Severability Clause	13
1.10	Benefits of Indenture	13
1.11	Issuer’s Obligations	14
1.12	Governing Law	14
1.13	Conflict of Any Provision of the Indenture with the Trust Indenture Legislation	14
1.14	Legal Holidays	14
1.15	Waiver of Immunities; Submission to Jurisdiction	14
1.16	Conversion of Currency	15
1.17	Currency Equivalent	16
1.18	Notes in a Foreign Currency	16
1.19	Cut-Off Times of the Depository	16
1.20	Language Clause	16
1.21	Unitholders, Officers, Trustee and Others Exempt from Individual Liability	16
1.22	Waiver of Jury Trial	17
1.23	Force Majeure	17
1.24	References to Agreements and Documents	17

Article 2
NOTE FORMS		17
2.1	Forms Generally	17
2.2	Form of Trustee’s Certificate of Authentication	18
2.3	Notes Issuable in Global Form	18

Article 3
THE NOTES		19
3.1	Amount Unlimited; Issuable in Series	19
3.2	Denominations	23
3.3	Execution, Authentication, Delivery and Dating	23
3.4	Temporary Notes	24
3.5	Registration, Registration of Transfer and Exchange	26
3.6	Disclosure of Names and Addresses of Holders	28
3.7	Mutilated, Destroyed, Lost and Stolen Notes	28
3.8	Payment of Interest; Interest Rights Preserved; Optional Interest Reset	29
3.9	Optional Extension of Maturity	31
3.10	Persons Deemed Owners	32
3.11	Cancellation	32

Note: This table of contents shall not, for any purpose, be deemed to be a part of the Indenture.

- ii -

3.12	Computation of Interest	33
3.13	Currency and Manner of Payments in Respect of Notes	33
3.14	Appointment and Resignation of Successor Exchange Rate Agent	35
3.15	CUSIP Numbers	35

Article 4
SATISFACTION AND DISCHARGE		36
4.1	Satisfaction and Discharge of Indenture	36
4.2	Application of Trust Money	36

Article 5
REMEDIES		37
5.1	Events of Default	37
5.2	Notice of Defaults	38
5.3	Acceleration of Maturity; Rescission and Annulment	38
5.4	Collection of Debt and Suits for Enforcement by Trustee	39
5.5	Trustee May File Proofs of Claim	40
5.6	Trustee May Enforce Claims Without Possession of Notes	41
5.7	Application of Money Collected	41
5.8	Limitation on Suits	41
5.9	Unconditional Right of Holders to Receive Principal, Premium and Interest	42
5.10	Restoration of Rights and Remedies	42
5.11	Rights and Remedies Cumulative	42
5.12	Delay or Omission Not Waiver	43
5.13	Control by Holders	43
5.14	Waiver of Past Defaults	43
5.15	Waiver of Stay or Extension Laws	44

Article 6
THE TRUSTEE		44
6.1	Corporate Trustee Required Eligibility	44
6.2	Certain Duties, Rights and Responsibilities of Trustee	44
6.3	Trustee Not Responsible for Recitals or Issuance of Notes	46
6.4	May Hold Notes	46
6.5	Money Held in Trust	47
6.6	Compensation and Reimbursement	47
6.7	Conflict of Interest	48
6.8	Resignation and Removal; Appointment of Successor	48
6.9	Acceptance of Appointment by Successor	49
6.10	Merger, Conversion, Consolidation or Succession to Business	49
6.11	Appointment of Authenticating Agent	50
6.12	Acceptance of Trust	51
6.13	Trustee Not Required to Give Security	51
6.14	Trustee Not Required to Possess Notes	51
6.15	Protection of Trustee	51
6.16	Third Party Interests	52
6.17	Trustee Not Bound to Act	52
6.18	Experts, Advisers and Agents	52

- iii -

Article 7
CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE		52
7.1	Permitted Reorganizations	52
7.2	Successor Substituted	53

Article 8
SUPPLEMENTAL INDENTURES		53
8.1	Supplemental Indentures Without Consent of Holders	53
8.2	Supplemental Indentures with Consent of Holders	54
8.3	Execution of Supplemental Indentures	55
8.4	Effect of Supplemental Indentures	55
8.5	Reference in Notes to Supplemental Indentures	56

Article 9
COVENANTS		56
9.1	Payment of Principal, Premium, if any, and Interest	56
9.2	Maintenance of Office or Agency	56
9.3	Money for Notes Payments to Be Held in Trust	57
9.4	Statement as to Compliance	58
9.5	Waiver of Certain Covenants	58

Article 10
REDEMPTION OF NOTES		58
10.1	Applicability of Article	58
10.2	Election to Redeem; Notice to Trustee	58
10.3	Selection by Trustee of Notes to Be Redeemed	59
10.4	Notice of Redemption	59
10.5	Deposit of Redemption Price	60
10.6	Notes Payable on Redemption Date	60
10.7	Notes Redeemed in Part	60
10.8	Affiliate Purchase in Lieu of Redemption or Repayment on Maturity	61

Article 11
SINKING FUNDS		61
11.1	Applicability of Article	61
11.2	Satisfaction of Sinking Fund Payments with Notes	61
11.3	Redemption of Notes for Sinking Fund	62

Article 12
REPAYMENT AT OPTION OF HOLDERS		62
12.1	Applicability of Article	62
12.2	Repayment of Notes	63
12.3	Exercise of Option	63
12.4	When Notes Presented for Repayment Become Due and Payable	63
12.5	Notes Repaid in Part	64

- iv -

Article 13
DEFEASANCE AND COVENANT DEFEASANCE		64
13.1	Issuer’s Option to Effect Defeasance or Covenant Defeasance	64
13.2	Defeasance and Discharge	64
13.3	Covenant Defeasance	65
13.4	Conditions to Defeasance or Covenant Defeasance	65
13.5	Deposited Money and Government Obligations to Be Held in Trust; Other Miscellaneous Provisions	66
13.6	Reinstatement	67

Article 14
MEETINGS OF HOLDERS OF NOTES		67
14.1	Purposes for Which Meetings May Be Called	67
14.2	Call, Notice and Place of Meetings	67
14.3	Persons Entitled to Vote at Meetings	68
14.4	Quorum; Action	68
14.5	Determination of Voting Rights; Conduct and Adjournment of Meetings	69
14.6	Counting Votes and Recording Action of Meetings	70
14.7	Privacy	70
14.8	SEC Reporting Issuer Status	70
14.9	Instruments in Writing	71

INDENTURE, dated as of March 18, 2026 between Brookfield Office Properties Inc. having its principal office at 181 Bay Street, Brookfield Place, Suite 330, Toronto, Ontario, Canada M5J 2T3, as the Issuer, and Computershare Trust Company of Canada, as Trustee. The Issuer is an indirect Subsidiary (as defined herein) of Brookfield Property L.P.

RECITALS OF THE ISSUERS

The Issuer has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (herein called the “Notes”), which may, if and as specified in the applicable Supplemental Indenture, be convertible into, or exchangeable for, Securities of one or more Persons (including the Issuer), to be issued in one or more Series as provided for in this Indenture.

All things necessary to make this Indenture a valid, legally binding agreement of the Issuer, in accordance with its terms, have been done.

The foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes or of a Series thereof, as follows:

Article 1
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

1.1	Definitions

(1)            For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a)            the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(b)            all other terms used herein which are defined in Trust Indenture Legislation, either directly or by reference therein, have the meanings assigned to them therein;

(c)            all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP;

(d)            the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(e)            the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; and

(f)            any reference to “Person” shall include such Person’s successors and permitted assigns.

(2)            In addition, the following terms will have the following meanings:

“Act”, when used with respect to any Holder, has the meaning specified in Section 1.4.

“Additional Amounts” if applicable in respect of the Notes of any Series, will have the meaning attributed to such term in the Supplemental Indenture pursuant to which such Series of Notes were created.

“Affiliate” means, with respect to any Person, any other Person which, directly or indirectly through one or more Persons, Controls, is Controlled by, or is under common Control with, such Person.

“Authenticating Agent” means any Person appointed by the Trustee to act on behalf of the Trustee pursuant to Section 6.11 to authenticate Notes.

“Authorized Newspaper” means a newspaper, in the English language or in an official language of the country of publication, customarily published on each Business Day, whether or not published on Saturdays, Sundays or holidays, and of general circulation in each place in connection with which the term is used or in the financial community of each such place. Where successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different newspapers in the same city meeting the foregoing requirements and in each case on any Business Day.

“Board” means either the board of trustees, board of directors or the equivalent entity of the Issuer or any general partner of the Issuer or any duly authorized committee thereof.

“Board Resolution” means a copy of a resolution of the respective Board certified by any Board member or officer of the applicable entity to have been duly adopted by the Board and to be in full force and effect on the date of such certification and delivered to the Trustee.

“BPY” means Brookfield Property Partners L.P., an exempted limited partnership formed under the laws of Bermuda.

“branch register” has the meaning specified in Section 3.5.

“Branch Note Registrar” has the meaning specified in Section 3.5.

“Business Day”, when used with respect to any Place of Payment or any other location referred to in this Indenture, expressly or impliedly, means, unless otherwise specified with respect to any Notes pursuant to Section 3.1, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other such location are authorized or obligated by law or executive order to close.

“Capital Stock” of any Person means any and all shares, units, interests, participations or other equivalents (however designated) of corporate stock or equity of such Person.

“CDS” means CDS Clearing and Depository Services Inc. and its successors, and includes any nominee of CDS in whose name a Global Note is registered.

“Central Note Registrar” has the meaning specified in Section 3.5.

“Central Register” has the meaning specified in Section 3.5.

“Control”, “Controlled” and similar expressions mean a relationship between two Persons wherein one of such Persons has the power, through the ownership of Securities, by contract, constitutional documents or otherwise, to directly or indirectly, direct the management and policies of the other of such Persons, and includes: (i) in the case of a corporation, the ownership, either directly or indirectly through one or more Persons, of Securities of such corporation carrying more than 50% of the votes that may be cast to elect the directors of such corporation either under all circumstances or under some circumstances that have occurred and are continuing (other than Securities held as collateral for a bona fide debt where the holder thereof is not entitled to exercise the voting rights attached thereto), provided that such votes, if exercised, are sufficient to elect a majority of the directors of such corporation; and (ii) in the case of a limited partnership, acting or having the power to act as the general partner of such limited partnership or to otherwise Control such general partner.

“Conversion Date” has the meaning specified in Section 3.13(4).

“Conversion Event” means the cessation of use of (i) a Foreign Currency both by the government of the country which issued such Currency and by a central bank or other public institution of or within the international banking community for the settlement of transactions, or (ii) any Currency unit (or composite Currency) for the purposes for which it was established.

“Corporate Trust Office” means the principal corporate trust office of the Trustee at which, at any particular time, its corporate trust business shall be administered, which office, in respect of the Trustee on the date of execution of this Indenture, is located at 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6, Attention: Manager: Corporate Trust, except that with respect to presentation of Notes for payment or for registration of transfer or exchange, such term shall mean the office or agency of the Trustee at which, at any particular time, its corporate agency business shall be conducted.

“corporation” includes corporations, associations, companies and business trusts.

“covenant defeasance” has the meaning specified in Section 13.3.

“Currency” means any currency or currencies, composite currency or currency unit or currency units, issued by the government of one or more countries or by any recognized confederation or association of such governments.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default with respect to Notes of a certain Series.

“Defaulted Interest” has the meaning specified in Section 3.8.

“defeasance” has the meaning specified in Section 13.2.

“Depository” means with respect to the Notes of any Series issuable or issued in the form of one or more Notes, CDS, or such other Person designated as Depository by the Issuer until a successor Depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depository” shall mean or include each Person who is then a Depository hereunder, and if at any time there is more than one such Person, “Depository” as used with respect to the Notes of any such Series shall mean the Depository with respect to the Notes of that Series.

“Dollar” or “$” means a dollar or other equivalent unit in such coin or Currency of Canada as at the time shall be legal tender for the payment of public and private debts.

“Dollar Equivalent of the Foreign Currency” has the meaning specified in Section 3.13(6).

“Election Date” has the meaning specified in Section 3.13(7).

“Event of Default” has the meaning specified in Section 5.1.

“Exchange Date” has the meaning specified in Section 3.4.

“Exchange Rate Agent” means, with respect to Notes of or within any Series, unless otherwise specified with respect to any Notes pursuant to Section 3.1, a chartered bank listed on Schedule I to the Bank Act (Canada), designated pursuant to Section 3.1 or 3.14.

“Exchange Rate Officer’s Certificate” means a certificate setting forth (i) the applicable Market Exchange Rate and (ii) the Dollar or Foreign Currency amounts of principal (and premium, if any) and interest, if any (on an aggregate basis and on the basis of a Note having the lowest denomination principal amount determined in accordance with Section 3.2 in the relevant Currency), payable with respect to a Note of any Series on the basis of such Market Exchange Rate, signed by any one of the Issuer’s Board members or officers.

“Extension Notice” has the meaning specified in Section 3.9.

“Extension Period” has the meaning specified in Section 3.9.

“Final Maturity Date” has the meaning specified in Section 3.9.

“First Currency” has the meaning specified in Section 1.17.

“Foreign Currency” means any Currency other than Currency of Canada.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada, which as of the date hereof are International Financial Reporting Standards as issued by the International Accounting Standards Board (or, if the Issuer hereafter determines to prepare its principal consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles); provided, however, if the Issuer is required by any securities regulatory authority in Canada to adopt (or are permitted to adopt and so adopt) a different accounting framework, “GAAP” shall mean such new accounting framework as in effect from time to time, including, without limitation, in each case, those accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

“Global Note” means a Note representing the aggregate principal amount of a Series of Notes in the form of a fully registered global Note held by, or on behalf of CDS or such other Person designated as Depository.

“Government Obligations” means, unless otherwise specified with respect to any Series of Notes pursuant to Section 3.1, securities which are (i) direct obligations of the government which issued the Currency in which the Notes of a particular Series are payable or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the Currency in which the Notes of such Series are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such Currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depository receipt.

“Guarantee” means a guarantee of the obligations of the Issuer in respect of a Series of Notes, given by the Guarantors in favour of the Trustee.

“Guarantor” means, collectively, BPY, Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited, BPY Bermuda Holdings VI Limited, BPY Bermuda Holdings VII Limited and each other Person that delivers a Guarantee.

“Holder” means the Person in whose name a Note is registered in the Note Register.

“Indemnified Parties” has the meaning specified in Section 6.6(1)(c).

“Indenture” means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, and shall include the terms of particular Series of Notes established as contemplated by Section 3.1; provided, however, that, if at any time more than one Person is acting as Trustee under this instrument, “Indenture” shall mean, with respect to any one or more Series of Notes for which such Person is Trustee, this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and shall include the terms of particular Series of Notes for which such Person is Trustee established as contemplated by Section 3.1, exclusive, however, of any provisions or terms which relate solely to other Series of Notes for which such Person is not Trustee, regardless of when such terms or provisions were adopted, and exclusive of any provisions or terms adopted by means of one or more indentures supplemental hereto executed and delivered after such Person had become the Trustee but to which such Person, as the Trustee, was not a party.

“Indexed Note” means a Note the terms of which provide that the principal amount thereof payable at the Maturity Date may be more or less than the principal face amount thereof at original issuance.

“interest”, when used with respect to an Original Issue Discount Note which by its terms bears interest only after its Maturity Date, means interest payable after the Maturity Date at the rate prescribed in such Original Issue Discount Note.

“Interest Payment Date”, when used with respect to any Note, means the Payment Date of an installment of interest on such Note.

“Issuer” means Brookfield Office Properties Inc. and, if applicable, any New Issuer.

“Issuer Request” or “Issuer Order” means a written request or order signed in the name of the Issuer by any one of the Issuer’s Board members or officers and delivered to the Trustee.

“Judgment Currency” has the meaning specified in Section 1.16.

“mandatory sinking fund payment” has the meaning specified in Section 11.1.

“Market Exchange Rate” means, unless otherwise specified with respect to any Notes pursuant to Section 3.1, (i) for any conversion involving a Currency unit on the one hand and Dollars or any Foreign Currency on the other, the exchange rate between the relevant Currency unit and Dollars or such Foreign Currency calculated by the method specified pursuant to Section 3.1 for the Notes of the relevant Series, (ii) for any conversion of Dollars into any Foreign Currency, the Bank of Canada daily exchange rate as published on the Reuters Screen Page BOFC (or such other means of reporting the Bank of Canada daily exchange rate as may be agreed upon by each of the parties to this Indenture) and (iii) for any conversion of one Foreign Currency into Dollars or another Foreign Currency, the spot rate at noon local time in the relevant market at which, in accordance with normal banking procedures, the Dollars or Foreign Currency into which conversion is being made could be purchased with the Foreign Currency from which conversion is being made from major banks located in either Toronto, New York City or any other principal market for Dollars or such purchased Foreign Currency, in each case determined by the Exchange Rate Agent. Unless otherwise specified with respect to any Notes pursuant to Section 3.1, in the event of the unavailability of any of the exchange rates provided for in the foregoing clauses (i), (ii) and (iii), the Exchange Rate Agent shall use, in its sole discretion and without liability on its part, such Bank of Canada daily exchange rate as of the most recent available date, or quotations from one or more major banks in Toronto, New York City, or another principal market for the Currency in question, or such other quotations as the Exchange Rate Agent shall deem appropriate. Unless otherwise specified by the Exchange Rate Agent, if there is more than one market for dealing in any Currency by reason of foreign exchange regulations or otherwise, the market to be used in respect of such Currency shall be that upon which a non-resident issuer of Securities designated in such Currency would purchase such Currency in order to make payments in respect of such Securities.

“Maturity Date”, when used with respect to any Note, means the date on which the principal balance of such Note becomes due and payable as therein or herein provided, whether by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise.

“New Issuer” means each direct or indirect Subsidiary of Property LP that becomes a party to this Indenture as an “Issuer” pursuant to a Supplemental Indenture, and “New Issuer” means any one of them.

“Note Register” and “Note Registrar” have the respective meanings specified in Section 3.5.

“Notes” means unsecured debentures, notes or other evidence of indebtedness of the Issuer issued or to be issued pursuant to this Indenture in registered form or registered as to principal only, and includes Global Notes and Registered Notes; provided, however, that if at any time there is more than one Person acting as Trustee under this Indenture, “Notes” with respect to the Indenture as to which such Person is Trustee shall more particularly mean Notes authenticated and delivered under this Indenture, exclusive, however, of Notes of any Series as to which such Person is not Trustee.

“Officer’s Certificate” means a certificate signed by any Board member or officer of the Issuer and delivered to the Trustee.

“Opinion of Counsel” means a written opinion, reasonably acceptable to the Trustee, of counsel containing the information specified in Section 1.2, who may be counsel for the Issuer, including an employee of the Issuer (except in the case of an Opinion of Counsel delivered pursuant to Section 13.4 or as otherwise provided), and which opinion shall be subject to customary assumptions and qualifications.

“Optional Reset Date” has the meaning specified in Section 3.8.

“optional sinking fund payment” has the meaning specified in Section 11.1.

“Original Issue Discount Note” means any Note which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity Date thereof pursuant to Section 5.3.

“Original Maturity Date” has the meaning specified in Section 3.9.

“Other Currency” has the meaning specified in Section 1.17.

“Outstanding”, when used with respect to Notes, means, as of the date of determination, all Notes theretofore authenticated and delivered under this Indenture, except:

(i)            Notes theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii)           Notes, or portions thereof, for whose payment or redemption or repayment at the option of the Holder money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Issuer) in trust or set aside and segregated in trust by the Issuer (if the Issuer shall act as its own Paying Agent) for the Holders of such Notes; provided that, if such Notes are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee have been made;

(iii)          Notes, except to the extent provided in Sections 13.2 and 13.3, with respect to which the Issuer has effected defeasance and/or covenant defeasance as provided in Article 13; and

(iv)          Notes which have been paid pursuant to Section 3.7 or in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to this Indenture, other than any such Notes in respect of which there shall have been presented to the Trustee proof satisfactory to the Trustee that such Notes are held by a bona fide purchaser in whose hands such Notes are valid obligations of the Issuer;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Notes have given any request, demand, authorization, direction, notice, consent or waiver hereunder or are present at a meeting of Holders for quorum purposes, (i) the principal amount of an Original Issue Discount Note that may be counted in making such determination or calculation and that shall be deemed to be Outstanding for such purpose shall be equal to the amount of principal thereof that would be (or shall have been declared to be) due and payable, at the time of such determination, upon a declaration of acceleration of the maturity thereof pursuant to Section 5.3, (ii) the principal amount of any Note denominated in a Foreign Currency that may be counted in making such determination or calculation and that shall be deemed Outstanding for such purpose shall be equal to the Dollar equivalent of such amount, determined as of the date such Note is originally issued by the Issuer as set forth in an Exchange Rate Officer’s Certificate delivered to the Trustee, of the principal amount (or, in the case of an Original Issue Discount Note, the Dollar equivalent as of such date of original issuance of the amount determined as provided in clause (i) above) of such Note, (iii) the principal amount of any Indexed Note that may be counted in making such determination or calculation and that shall be deemed Outstanding for such purpose shall be equal to the principal face amount of such Indexed Note at original issuance, unless otherwise provided with respect to such Note pursuant to Section 3.1, and (iv) Notes owned by the Issuer or any Guarantor or any Affiliate of the Issuer or any Guarantor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making such calculation or in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Notes which are certified in an Officer’s Certificate to the Trustee as so owned shall be disregarded. Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee certifies in favour of the Trustee that the pledgee has the right to act with respect to the Notes and that the pledgee is not the Issuer or any Guarantor or any Affiliate of the Issuer or any Guarantor.

“Paying Agent” means any Person (including the Issuer acting as Paying Agent) authorized by the Issuer to pay the principal of (or premium, if any) or interest, if any, on any Notes on behalf of the Issuer.

“Payment Date”, when used with respect to any Note and any installment of principal thereof or interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of principal or interest is due and payable, as such date may be extended pursuant to the provisions of Section 3.9.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Place of Payment” means, when used with respect to the Notes of or within any Series, the place or places where the principal of (and premium, if any) and interest, if any, on such Notes are payable as specified as contemplated by Sections 3.1 and 9.2.

“Predecessor Note” of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 3.7 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Note shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Note.

“Pricing Date” means the date upon which the Redemption Price is to be calculated for Notes that do not have a fixed Redemption Price, which date shall be the third Business Day prior to the Redemption Date for such Notes, unless otherwise specified in a Supplemental Indenture with respect to such Notes.

“Privacy Laws” has the meaning specified in Section 14.7.

“Property LP” means Brookfield Property L.P., an exempted limited partnership formed under the laws of Bermuda.

“Purchase Price” has the meaning specified in Section 10.8.

“rate(s) of exchange” has the meaning specified in Section 1.16.

“Redemption Date”, when used with respect to any Note to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price”, when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

“Registered Note” means any Note registered in the Note Register.

“Regular Record Date” for the interest payable on any Interest Payment Date on the Notes of or within any Series means the date, if any, specified for that purpose as contemplated by Section 3.1.

“Repayment Date” means, when used with respect to any Note to be repaid in whole or in part at the option of the Holder, the date fixed for such repayment pursuant to this Indenture.

“Repayment Price” means, when used with respect to any Note to be repaid at the option of the Holder, the price at which it is to be repaid pursuant to this Indenture.

“Required Currency” has the meaning specified in Section 1.16.

“Reset Notice” has the meaning specified in Section 3.8.

“Responsible Officer”, when used with respect to the Trustee, means any vice president, any trust officer or assistant trust officer or any other officer of the Trustee customarily performing functions similar to those performed by any of the above-designated officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities” means any stock, shares, units, installment receipts, voting trust certificates, bonds, debentures, notes, other evidences of indebtedness, or other documents or instruments commonly known as securities or any certificates of interest, shares or participations in temporary or interim certificates for, receipts for, guarantees of, or warrants, options or rights to subscribe for, purchase or acquire any of the foregoing.

“Security Interest” means any mortgage, pledge, lien, encumbrance, conditional sale or other title retention agreement, or other similar security interest.

A “Series” of Notes means all Notes denoted as part of the same Series authorized by or pursuant to a particular Board Resolution as the case may be.

“Special Record Date” for the payment of any Defaulted Interest on the Notes of or within any Series means a date fixed by the Trustee pursuant to Section 3.8.

“Subsequent Interest Period” has the meaning specified in Section 3.8.

“Subsidiary” of any Person means a corporation, partnership, limited partnership, trust or other entity 50% or more of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof.

“Successor” has the meaning specified in Section 7.1.

“Successor Transaction” has the meaning specified in Section 7.1.

“Supplemental Indenture” means an indenture supplemental to this Indenture pursuant to which, among other things, Notes may be authorized for issue or the provisions of this Indenture may be amended.

“Trustee” means Computershare Trust Company of Canada or such other Person appointed as Trustee in a Supplemental Indenture.

“Trust Indenture Legislation” has the meaning specified in Section 1.13.

“United States” means the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

“Valuation Date” has the meaning specified in Section 3.13(3).

“Vice President”, when used with respect to the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president”.

“Voting Stock” of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or Persons performing similar functions) of such Person, whether at all times or only so long as no senior class of Securities has such voting power by reason of any contingency.

“Yield to Maturity” means the yield to maturity, computed at the time of issuance of a Note (or, if applicable, at the most recent redetermination of interest on such Note) and as set forth in such Note in accordance with generally accepted Canadian bond yield computation principles.

1.2	Compliance Certificates and Opinions

Upon any application or request by the Issuer to the Trustee to take any action under any provision of this Indenture, the Issuer shall furnish to the Trustee an Officer’s Certificate stating that all conditions precedent, if any, provided for in this Indenture (including any covenant compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and, where specifically required by this Indenture, an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with.

Every certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture (other than pursuant to Section 9.4) shall include:

(a)            a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b)            a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)            a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)            a statement as to whether, in the opinion of each such individual, such covenant or condition has been complied with.

1.3	Form of Documents Delivered to Trustee

(1)            In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

(2)            Any certificate or opinion of an officer of the Issuer may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Issuer stating that the information with respect to such factual matters is in the possession of the Issuer, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

(3)            Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

1.4	Acts of Holders

(1)            Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders of the Outstanding Notes of all Series or one or more Series, as the case may be, may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing or may, alternatively, be embodied in and evidenced by the record of Holders of such Notes voting in favour thereof, either in person or by proxies, duly appointed in writing, at any meeting of Holders of such Notes duly called and held in accordance with the provisions of Article 14 or a combination of such instruments and any such record. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Issuer. Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments or so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Note, shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Issuer, if made in the manner provided in this Section. The record of any meeting of Holders of Notes shall be proved in the manner provided in Section 14.6.

(2)            The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signatory acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(3)            The principal amount and serial numbers of Registered Notes held by any Person, and the date of holding the same, shall be proved by the Note Register.

(4)            If the Issuer shall solicit from the Holders of Registered Notes any request, demand, authorization, direction, notice, consent, waiver or other Act of Holders, the Issuer may, at its option, by or pursuant to a Board Resolution, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act of Holders, but the Issuer shall have no obligation to do so. Such record date shall be the record date specified in or pursuant to such Board Resolution, which shall be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith and not later than the date such solicitation is completed. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act of Holders may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Outstanding Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act of Holders, and for that purpose the Outstanding Notes shall be computed as of such record date; provided that no such request, demand, authorization, direction, notice, consent, waiver or other Act of Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.

(5)            Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Issuer in reliance thereon, whether or not notation of such action is made upon such Note.

1.5	Notices, etc. to Trustee and Issuer

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other documents provided or permitted by this Indenture to be made upon, given or furnished to, or filed with:

(1)            the Trustee by any Holder or by the Issuer shall be sufficient for every purpose hereunder if delivered to an officer of the Trustee at 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6, Attention: Manager, Corporate Trust, or if sent by facsimile transmission or other electronic communication (with receipt confirmed) to (416) 981-9777 or corporatetrust.toronto@computershare.com, Attention: Manager, Corporate Trust, and shall be deemed to be validly given at the time of delivery or transmission if it is received prior to 4:00 p.m. (Toronto time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. The Trustee may from time to time notify the Issuer of a change in address, facsimile number or email address which thereafter, until changed by like notice, shall be the address, facsimile number or email address of the Trustee for the purposes of this Indenture; and

(2)            the Issuer by the Trustee or by any Holder shall be sufficient for every purpose hereunder if delivered to the Issuer at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3, Attention: General Counsel, and shall be deemed to be validly given at the time of delivery if it is received prior to 4:00 p.m. (Toronto time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. The Issuer may from time to time notify the Trustee of a change in address which thereafter, until changed by like notice, shall be the address of the Issuer for the purposes of this Indenture.

1.6	Notice to Holders; Waiver

(1)            Where this Indenture provides for notice of any event to Holders of Registered Notes by the Issuer or the Trustee, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each such Holder affected by such event, at his address as it appears in the Note Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders of Registered Notes is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders of Registered Notes. Any notice mailed to a Holder in the manner herein prescribed shall be conclusively deemed to have been received by such Holder, whether or not such Holder actually receives such notice.

(2)            In case, by reason of the suspension of or irregularities in regular mail service or by reason of any other cause, it shall be impractical to mail notice of any event to Holders of Registered Notes when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be satisfactory to the Trustee shall be deemed to be sufficient giving of such notice for every purpose hereunder.

(3)            Any request, demand, authorization, direction, notice, consent or waiver required or permitted under this Indenture shall be in the English language, except that any published notice may be in an official language of the country of publication.

(4)            Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

1.7	Effect of Headings and Table of Contents

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

1.8	Successors and Assigns

All covenants and agreements in this Indenture by the Issuer shall bind its successors and assigns, whether so expressed or not.

1.9	Severability Clause

In case any provision in this Indenture or in any Note shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.10	Benefits of Indenture

Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Paying Agent, any Note Registrar and their successors hereunder and the Holders of Registered Notes, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.11	Issuer’s Obligations

The Issuer and each New Issuer acknowledges and agrees that its obligations under this Indenture, any Supplemental Indenture and any Note are joint and several, provided, however, that no New Issuer shall be liable for any such obligations of any other Issuer in respect of Notes or a Series of Notes that were issued prior to the time that such New Issuer became an Issuer pursuant to any Supplemental Indenture unless it expressly agrees to be so liable.

1.12	Governing Law

This Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario and shall be treated in all respects as Ontario contracts.

1.13	Conflict of Any Provision of the Indenture with the Trust Indenture Legislation

In this Section 1.13, the expression “Trust Indenture Legislation” means the provisions, if any, of any statute of Canada or any Province thereof, and of any regulations under any such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures, to the extent that such provisions are in the Opinion of Counsel at the time in force and applicable to this Indenture or the Issuer.

Each of the Issuer and the Trustee agrees to observe and comply with all provisions of the Trust Indenture Legislation applicable to or binding upon it in connection with this Indenture, the Notes and any action to be taken hereunder or thereunder. If and to the extent that any provision of this Indenture or the Notes or applicable law as set forth in Section 1.12 limits, qualifies or conflicts with any mandatory requirements of the Trust Indenture Legislation (and notwithstanding any provisions of this Indenture or the Notes to the contrary), such mandatory requirements shall prevail.

1.14	Legal Holidays

In any case where any Payment Date, Interest Payment Date, Redemption Date, sinking fund payment date or Maturity Date of any Note shall not be a Business Day at any Place of Payment or other location contemplated hereunder, then (notwithstanding any other provision of this Indenture or of any Note other than a provision in the Notes of any Series which specifically states that such provision shall apply in lieu of this Section), payment of principal (or premium, if any) or interest, if any, need not be made at such Place of Payment or other location contemplated hereunder on such date, but may be made on the next succeeding Business Day at such Place of Payment or other location contemplated hereunder with the same force and effect as if made on the Payment Date, Interest Payment Date, Redemption Date, sinking fund payment date or Maturity Date; provided that no interest shall accrue for the period from and after such Payment Date, Interest Payment Date, Redemption Date, sinking fund payment date or Maturity Date, as the case may be.

1.15	Waiver of Immunities; Submission to Jurisdiction

(1)            To the extent that the Issuer has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Issuer hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Notes, to the extent permitted by law.

(2)            The Issuer hereby irrevocably and unconditionally waives, to the extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Indenture in any court in the Province of Ontario. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

1.16	Conversion of Currency

(1)            The Issuer covenants and agrees that the following provisions shall apply to conversion of Currency in the case of the Notes and this Indenture:

(a)            If for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other Currency (the “Judgment Currency”) an amount due or contingently due under the Notes of any Series and this Indenture (the “Required Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which a final judgment which is not appealable or is not appealed is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(b)            If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment referred to in (a) above is given or an order of endorsement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Issuer shall pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Required Currency originally due.

(2)            In the event of the winding-up of the Issuer at any time while any amount or damages owing under the Notes and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Issuer shall indemnify and hold the Holders of Notes and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in the Required Currency due or contingently due under the Notes and this Indenture (other than under this Subsection (2)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Subsection (2) the final date for the filing of proofs of claim in the winding-up of the Issuer shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Issuer may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(3)            The obligations contained in Subsections (1)(b) and (2) of this Section shall constitute separate and independent obligations of the Issuer from its other obligations under the Notes and this Indenture, shall give rise to separate and independent causes of action against the Issuer, shall apply irrespective of any waiver or extension granted by any Holder or Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Issuer for a liquidated sum in respect of amounts due hereunder (other than under Subsection (2) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Issuer or the liquidator. In the case of Subsection (2) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(4)            The term “rate(s) of exchange” shall mean the Bank of Canada daily exchange rate for purchases on the relevant date of the Required Currency with the Judgment Currency, as published on the Reuters Screen Page BOFC (or such other means of reporting the Bank of Canada daily exchange rate as may be agreed upon by each of the parties to this Indenture) and includes any premiums and costs of exchange payable.

1.17	Currency Equivalent

Except as otherwise provided in this Indenture, for purposes of the construction of the terms of this Indenture or of the Notes, in the event that any amount is stated herein in the Currency of one nation (the “First Currency”), as of any date such amount shall also be deemed to represent the amount in the Currency of any other relevant nation (the “Other Currency”) which is required to purchase such amount in the First Currency at the Bank of Canada daily exchange rate published on the Reuters Screen Page BOFC (or such other means of reporting the Bank of Canada daily exchange rate as may be agreed upon by each of the parties to this Indenture) on the date of determination.

1.18	Notes in a Foreign Currency

Unless otherwise specified in or pursuant to a Board Resolution, a Supplemental Indenture or an Officer’s Certificate delivered pursuant to Section 3.1 with respect to a particular Series of Notes, whenever for purposes of this Indenture any action may be taken by the Holders of a specified percentage in aggregate principal amount of the Notes of one or more Series at the time Outstanding and, at such time, there are Outstanding Notes of any such affected Series which are denominated in a Foreign Currency, then the principal amount of the Notes of such Series which shall be deemed to be Outstanding for the purpose of taking such action shall be the amount of Dollars which could be obtained for such principal amount at the Market Exchange Rate on the applicable record date, or if no such record date shall have been established, on the date that the taking of such action shall be authorized by Act of the Holders of all such affected Series. The provisions of this paragraph shall also apply in connection with any other action taken by the Holders pursuant to the terms of this Indenture, including without limitation any action under Section 5.3.

1.19	Cut-Off Times of the Depository

Notwithstanding any provisions made in this Indenture with respect to redemptions, either full (at maturity or otherwise) or partial, or conversions, the expiry dates, payment dates and other acts that may be required to be done in connection with this Indenture, may be altered due to the internal procedures and processes with respect to cut-off times of the Depository. It is understood and agreed to by the parties hereto that the Trustee shall have no responsibility in connection with any cut-off time imposed by the Depository.

1.20	Language Clause

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Indenture and all documents and notices related thereto be drawn up in English.

1.21	Unitholders, Officers, Trustee and Others Exempt from Individual Liability

No recourse under or upon any obligation, covenant or agreement contained in this Indenture or in any Note, or because of any indebtedness evidenced thereby, shall be had against any past, present or future shareholder, unitholder, stakeholder, partner, officer, director or trustee, as such, of the Issuer or of any successor, either directly or through the Issuer or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of the Notes by the Holders thereof and as part of the consideration for the issue of the Notes.

1.22	Waiver of Jury Trial

EACH OF THE ISSUER AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

1.23	Force Majeure

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond the Trustee’s control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, epidemics or pandemics and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

1.24	References to Agreements and Documents

Each reference in this Indenture to any agreement or document shall be construed so as to include such agreement or document (including any attached schedules, appendices and exhibits) as the same may be amended, restated, supplemented or replaced from time to time.

Article 2
NOTE FORMS

2.1	Forms Generally

(1)            The Notes, if any, of each Series shall be in substantially the forms as shall be established by or pursuant to a Board Resolution or in one or more Supplemental Indentures, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with any law, with any rule or regulation made pursuant thereto, with the rules of any securities exchange or to conform to usage as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their execution of the Notes. If the forms of Notes of any Series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by any one of the Board members or officers of the Issuer and delivered to the Trustee at or prior to the delivery of the Issuer Order contemplated by Section 3.3(3) for the authentication and delivery of such Notes. If temporary Notes of any Series are issued in Global form as permitted by Section 3.4, the form thereof shall be established as provided in the preceding sentence. Any portion of the text of any Note may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Note.

(2)            The Trustee’s certificate of authentication on all Notes shall be in substantially the form set forth in this Article.

(3)            The definitive Notes shall be printed, lithographed or engraved or produced by any combination of these methods on steel-engraved borders or may be produced in any other manner, all as determined by the officers of the Issuer executing such Notes, as evidenced by their execution of such Notes.

2.2	Form of Trustee’s Certificate of Authentication

Subject to Sections 6.9 and 6.11, the Trustee’s certificate of authentication shall be in substantially the following form:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

Dated:

This is one of the Notes of the Series designated, and issued under the Indenture as described herein.

[ ],
as Trustee

By
Authorized Officer

THE CERTIFICATE OF THE TRUSTEE SIGNED ON THE NOTES WILL NOT BE CONSTRUED AS A REPRESENTATION OR WARRANTY BY THE TRUSTEE AS TO THE VALIDITY OF THE INDENTURE OR OF THE NOTES OR OF THEIR ISSUANCE AND THE TRUSTEE WILL IN NO RESPECT BE LIABLE OR ANSWERABLE FOR THE USE MADE OF SUCH NOTES OR ANY OF THEM OR THE PROCEEDS THEREOF. THE CERTIFICATE OF THE TRUSTEE SIGNED ON THE NOTES WILL, HOWEVER, BE A REPRESENTATION AND WARRANTY BY THE TRUSTEE THAT THE NOTES HAVE BEEN DULY CERTIFIED BY OR ON BEHALF OF THE TRUSTEE PURSUANT TO THE PROVISIONS OF THE INDENTURE.

2.3	Notes Issuable in Global Form

(1)            If Notes of or within a Series are issuable as Global Notes, as specified and contemplated by Section 3.1, then, notwithstanding clause (j) of Section 3.1(2), any such Note shall represent such of the Outstanding Notes of such Series as shall be specified therein and may provide that it shall represent the aggregate amount of Outstanding Notes of such Series from time to time endorsed thereon and that the aggregate amount of Outstanding Notes of such Series represented thereby may from time to time be increased or decreased to reflect exchanges. Any endorsement of a Note in Global form to reflect the amount, or any increase or decrease in the amount, of Outstanding Notes represented thereby shall be made by the Trustee in such manner and upon instructions given by such Person or Persons as shall be specified therein or in the Issuer Order to be delivered to the Trustee pursuant to Section 3.3 or 3.4. Subject to the provisions of Section 3.3 and, if applicable, Section 3.4, the Trustee shall deliver and redeliver any Global Note in the manner and upon instructions given by the Person or Persons specified therein or in the applicable Issuer Order. If an Issuer Order pursuant to Section 3.3 or 3.4 has been, or simultaneously is, delivered, any instructions by the Issuer with respect to endorsement or delivery or redelivery of a Global Note shall be in writing but need not comply with Section 1.2.

(2)            The provisions of the last sentence of Section 3.3 shall apply to any Note represented by a Global Note if such Note was never issued and sold by the Issuer and the Issuer delivers to the Trustee the Global Note together with written instructions (which need not comply with Section 1.2) with regard to the reduction in the principal amount of Notes represented thereby, together with the written statement contemplated by the last sentence of Section 3.3.

(3)            Notwithstanding the provisions of Section 3.8, unless otherwise specified as contemplated by Section 3.1, payment of principal of, (and premium, if any) and interest, if any, on any Global Note shall be made to the Person or Persons specified therein.

(4)            Notwithstanding the provisions of Section 3.10 and except as provided in the preceding paragraph, the Issuer, the Trustee and any agent of the Issuer and the Trustee shall treat as the Holder of such principal amount of Outstanding Notes represented by a Global Note the Holder of such Global Note.

(5)            Unless otherwise specified in the Issuer Order or the Supplemental Indenture authorizing a Series of Notes, every Global Note in registered form of such Series authenticated and delivered by the Trustee shall bear a legend in substantially the following form:

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR NOTES LIMITED (“CDS”) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL BECAUSE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN.

Article 3
THE NOTES

3.1	Amount Unlimited; Issuable in Series

(1)            The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture is unlimited.

(2)            The Notes may be issued in one or more Series. There shall be established in one or more Board Resolutions or pursuant to authority granted by one or more Board Resolutions and, subject to Section 3.3, set forth in, or determined in the manner provided in, an Officer’s Certificate, or established in one or more Supplemental Indentures, prior to the issuance of Notes of any Series, any or all of the following, as applicable (each of which (except for the matters set forth in clauses (a), (b) and (w) below), if so provided, may be determined from time to time by the Issuer with respect to unissued Notes of the Series and set forth in such Notes of the Series when issued from time to time):

(a)            the title of the Notes of the Series (which shall distinguish the Notes of the Series from all other Series of Notes);

(b)            any limit upon the aggregate principal amount of the Notes of the Series that may be authenticated and delivered under this Indenture (except for Notes authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of, other Notes of the Series pursuant to Sections 3.4, 3.5, 3.7, 8.5, 10.7 or 12.5);

(c)            the extent and manner, if any, to which payment on or in respect of Notes of that Series will be senior or will be subordinated to the prior payment or other liabilities and obligations of the Issuer;

(d)            the percentage or percentages of principal amount at which the Notes of a Series will be issued;

(e)            the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Notes of the Series is payable;

(f)             the rate or rates at which the Notes of the Series shall bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined, the Interest Payment Dates on which such interest shall be payable and the Regular Record Date, if any, for the interest payable on any Note on any Interest Payment Date, or the method by which such date or dates shall be determined, and the basis upon which interest shall be calculated if other than on the basis of a 365-day year or 366-day year, as applicable;

(g)            the place or places, if any, other than or in addition to Toronto, Ontario, where the principal of (and premium, if any) and interest, if any, on Notes of the Series shall be payable, where any Notes of the Series may be surrendered for registration of transfer, where Notes of the Series may be surrendered for exchange, where Notes of the Series that are convertible or exchangeable may be surrendered for conversion or exchange, as applicable, and, if different than the location specified in Section 1.5, the place or places where notices or demands to or upon the Issuer in respect of the Notes of the Series and this Indenture may be served;

(h)            the period or periods within which, the price or prices at which, the Currency in which, and other terms and conditions upon which Notes of the Series may be redeemed, in whole or in part, at the option of the Issuer, if the Issuer is to have that option;

(i)             the obligation, if any, of the Issuer to redeem, repay or purchase Notes of the Series pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which, the Currency in which, and other terms and conditions upon which Notes of the Series shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(j)             if other than denominations of $1,000 and any integral multiple thereof, the denomination or denominations in which any Notes of the Series shall be issuable;

(k)            if other than the Issuer or the Trustee, the identity of each Note Registrar and/or Paying Agent;

(l)             if other than the principal amount thereof, the portion of the principal amount of Notes of the Series that shall be payable upon declaration of acceleration of the Maturity Date thereof pursuant to Section 5.3 or the method by which such portion shall be determined;

(m)            if the Notes may be converted into or exercised or exchanged for common stock or preferred stock or other Securities of the Issuer or any other Person, the terms on which conversion, exercise or exchange may occur, including whether conversion, exercise or exchange is mandatory, at the option of the Holder or at the Issuer’s option, the period during which conversion, exercise or exchange may occur, the initial conversion, exercise or exchange price or rate and the circumstances or manner in which the amount of common stock or preferred stock or other Securities issuable upon conversion, exercise or exchange may be adjusted;

(n)            whether the Notes of a Series and/or the guarantees thereof are subject to subordination and the terms of such subordination and any related provision;

(o)            the issue price at which the Notes will originally be issued, expressed as a percentage of the principal amount, and the original issue date;

(p)            if the Note is also an Original Issue Discount Note, the Yield to the Maturity;

(q)            if other than Dollars, the Currency in which payment of the principal of (or premium, if any) or interest, if any, on the Notes of the Series shall be payable or in which the Notes of the Series shall be denominated and the particular provisions applicable thereto in accordance with, in addition to or in lieu of any of the provisions of Section 3.13;

(r)             whether the amount of payments of principal of (or premium, if any) or interest, if any, on the Notes of the Series may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more Currencies, commodities, equity indices or other indices), and the manner in which such amounts shall be determined;

(s)            whether the principal of (or premium, if any) or interest, if any, on the Notes of the Series are to be payable, at the election of the Issuer or a Holder thereof, in a Currency other than that in which such Notes are denominated or stated to be payable, the period or periods within which (including the Election Date), and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the Currency in which such Notes are denominated or stated to be payable and the Currency in which such Notes are to be so payable, in each case in accordance with, in addition to or in lieu of any of the provisions of Section 3.13;

(t)             the designation of the initial Exchange Rate Agent, if any;

(u)            the applicability, if any, of Section 13.2 and/or 13.3 to the Notes of the Series and any deletion from, modification of, in addition to or in lieu of any of the provisions of Article 13 with respect to Notes of that Series whether or not consistent with the provisions of Article 13 set forth herein;

(v)            provisions, if any, granting special rights to the Holders of Notes of the Series upon the occurrence of such events as may be specified;

(w)            any deletions from, modifications of or additions to the Events of Default or covenants (including any deletions from, modifications of or additions to Section 9.5) of the Issuer with respect to Notes of the Series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein;

(x)            any restrictions applicable to the offer, sale or delivery of Notes, whether any Notes of the Series are to be issuable initially as temporary Global Notes and whether any Notes of the Series are to be issuable as permanent Global Notes and, if so, whether beneficial owners of interests in any such permanent Global Note may exchange such interests for Notes of such Series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in Section 3.5, and if Notes of the Series are to be issuable in Global form, the identity of any initial depository therefor;

(y)            the date as of which any temporary Global Note representing Outstanding Notes of the Series shall be dated if other than the date of original issuance of the first Note of the Series to be issued;

(z)            the Person to whom any interest on any Note of the Series shall be payable, if other than the Person in whose name that Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest, and the extent to which, or the manner in which, any interest payable on a temporary Global Note on an Interest Payment Date will be paid if other than in the manner provided in Section 3.4;

(aa)          if Notes of the Series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Note of such Series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions;

(bb)          if the Notes of the Series are to be issued upon the exercise of warrants, the time, manner and place for such Notes to be authenticated and delivered;

(cc)          whether, under what circumstances and the Currency in which the Issuer will pay any Additional Amounts on the Notes of the Series to any Holder (including any modification to the definition of such term) in respect of any tax, assessment or governmental charge and, if so, whether the Issuer will have the option to redeem such Notes rather than pay such Additional Amounts (and the terms of any such option);

(dd)          if the Notes of the Series are to be convertible into or exchangeable for any Securities of any Person (including the Issuer), the terms and conditions upon which such Notes will be so convertible or exchangeable;

(ee)          the form of the face and reverse of the Notes of such Series;

(ff)            CUSIP numbers, if any;

(gg)          the form(s) of certificates contemplated by Sections 3.3(3), 3.4 and 3.13, if applicable; and

(hh)          any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the Series (which terms shall not be inconsistent with the provisions of this Indenture).

(3)            All Notes of any one Series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to such Board Resolution (subject to Section 3.3) and set forth in such Officer’s Certificate or in any such Supplemental Indenture. Not all Notes of any one Series need be issued at the same time, and, unless otherwise provided, a Series may be reopened for issuances of additional Notes of such Series.

(4)            If any of the terms of the Series are established by action taken pursuant to one or more Board Resolutions, such Board Resolutions shall be delivered to the Trustee at or prior to the delivery of the Officer’s Certificate setting forth the terms of the Series.

3.2	Denominations

The Notes of each Series shall be issuable in such denominations as shall be specified as contemplated by Section 3.1. In the absence of any such provisions, the Notes of each Series denominated in Dollars, other than Global Notes (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof.

3.3	Execution, Authentication, Delivery and Dating

(1)            The Notes shall be executed on behalf of the Issuer by any one of the Issuer’s Board members or officers. The Notes may be executed on behalf of the Issuer in counterparts, each of which shall constitute an original and all of which when taken together shall constitute one and the same instrument. The signature of any of the Issuer’s Board members or officers on the Notes and any counterparts thereto, may be the manual, facsimile or other electronic signatures of the present or any future such authorized officer and may be imprinted or otherwise reproduced on the Notes.

(2)            Notes bearing the manual, facsimile or other electronic signatures of individuals who were at any time the proper officers of the Issuer shall bind the Issuer, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes.

(3)            At any time and from time to time after the execution and delivery of this Indenture, the Issuer may deliver Notes of any Series, executed by the Issuer to the Trustee for authentication, together with an Issuer Order for the authentication and delivery of such Notes, and the Trustee in accordance with the Issuer Order shall authenticate and deliver such Notes. If not all the Notes of any Series are to be issued at one time and if the Board Resolution or Supplemental Indenture establishing such Series shall so permit, the Issuer Order may set forth procedures acceptable to the Trustee for the issuance of such Notes and determining terms of particular Notes of such Series such as interest rate, stated maturity, date of issuance and date from which interest shall accrue.

(4)            In authenticating any Notes, and accepting the additional responsibilities under this Indenture in relation to such Notes, the Trustee shall be provided with, and shall be fully protected in relying upon:

(a)            an Opinion of Counsel stating:

(i)            that such Notes, when completed by appropriate insertions and executed and delivered by the Issuer to the Trustee for authentication in accordance with this Indenture, authenticated and delivered by the Trustee in accordance with this Indenture and issued by the Issuer in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute the legal, valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting the enforcement of creditors’ rights, to general equitable principles and to such other customary qualifications;

(ii)           that the Issuer has the requisite corporate power to issue such Notes, and has duly taken all necessary action in accordance with its constating documents with respect to such issuance; and

(iii)          that the issuance of such Notes will not contravene the constating documents of the Issuer; and

(b)            an Officer’s Certificate stating:

(i)            that the form or forms of such Notes have been established in conformity with the provisions of this Indenture; and

(ii)           that the terms of such Notes have been established in conformity with the provisions of this Indenture.

(5)            Notwithstanding the provisions of Section 3.1 and of the preceding two paragraphs, if not all the Notes of any Series are to be issued at one time, it shall not be necessary to deliver the Officer’s Certificate otherwise required pursuant to Section 3.1 or the Issuer Order and Opinion of Counsel otherwise required pursuant to the preceding two paragraphs prior to or at the time of issuance of each Note, but such documents shall be delivered prior to or at the time of issuance of the first Note of such Series.

(6)            The Trustee shall not be required to authenticate and deliver any Notes if the issue of such Notes pursuant to this Indenture will affect the Trustee’s own rights, duties or immunities under the Notes and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

(7)            Each Note shall be dated the date of its authentication.

(8)            No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein duly executed by the Trustee by manual signature of an authorized officer, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered hereunder but never issued and sold by the Issuer, and the Issuer shall deliver such Note to the Trustee for cancellation as provided in Section 3.11 together with a written statement (which need not comply with Section 1.2 and need not be accompanied by an Opinion of Counsel) stating that such Note has never been issued and sold by the Issuer, for all purposes of this Indenture such Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

3.4	Temporary Notes

(1)            Pending the preparation of definitive Notes of any Series, the Issuer may execute, and upon receipt of the Issuer Order the Trustee shall authenticate and deliver, temporary Notes which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Notes in lieu of which they are issued, in registered form, and with such appropriate insertions, omissions, substitutions and other variations as conclusively the officers executing such Notes may determine, as conclusively evidenced by their execution of such Notes. Such temporary Notes may be Global Notes.

(2)            Except in the case of temporary Global Notes (which shall be exchanged in accordance with the provisions of the following paragraphs), if temporary Notes of any Series are issued, the Issuer will cause definitive Notes of that Series to be prepared without unreasonable delay. After the preparation of definitive Notes of such Series, the temporary Notes of such Series shall be exchangeable for definitive Notes of such Series upon surrender of the temporary Notes of such Series at the office or agency of the Issuer in a Place of Payment for that Series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes of any Series, the Issuer shall execute and the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Notes of the same Series of authorized denominations. Until so exchanged, the temporary Notes of any Series shall in all respects be entitled to the same benefits under this Indenture as definitive Notes of such Series.

(3)            If temporary Global Notes of any Series are issued, any such temporary Global Note shall, unless otherwise provided therein, be delivered to the Toronto office of the Depository, for credit to the respective accounts of the beneficial owners of such Notes (or to such other accounts as they may direct).

(4)            Without unnecessary delay but in any event not later than the date specified in, or determined pursuant to the terms of, any such temporary Global Note (the “Exchange Date”), the Issuer shall deliver to the Trustee definitive Notes, in aggregate principal amount equal to the principal amount of such temporary Global Note, executed by the Issuer. On or after the Exchange Date such temporary Global Note shall be surrendered by the Depository to the Trustee, as the Issuer’s agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Notes without charge and the Trustee shall authenticate and deliver, in exchange for each portion of such temporary Global Note, an equal aggregate principal amount of definitive Notes of the same Series of authorized denominations and of like tenor as the portion of such temporary Global Note to be exchanged. The definitive Notes to be delivered in exchange for any such temporary Global Note shall be in registered form or permanent global registered form, or any combination thereof, as specified as contemplated by Section 3.1, and, if any combination thereof is so specified, as requested by the beneficial owner thereof; provided, however, that, unless otherwise specified in such temporary Global Note, upon such presentation by the Depository, such temporary Global Note is accompanied by a certificate dated the Exchange Date or a subsequent date and signed by the beneficial owner as to the portion of such temporary Global Note held for its account then to be exchanged and a certificate dated the Exchange Date or a subsequent date in such form as may be established pursuant to Section 3.1.

(5)            Unless otherwise specified in such temporary Global Note, the interest of a beneficial owner of Notes of a Series in a temporary Global Note shall be exchanged for definitive Notes of the same Series and of like tenor following the Exchange Date when the account holder instructs the Depository, to request such exchange on his behalf and delivers to the Depository, a certificate in such form as may be established pursuant to Section 3.1, dated no earlier than 15 days prior to the Exchange Date, copies of which certificate shall be available from the offices of the Depository, the Trustee, any Authenticating Agent appointed for such Series of Notes and each Paying Agent. Unless otherwise specified in such temporary Global Note, any such exchange shall be made free of charge to the beneficial owners of such temporary Global Note, except that a Person receiving definitive Notes must bear the cost of insurance, postage, transportation and the like in the event that such Person does not take delivery of such definitive Notes in person at the offices of the Depository.

(6)            Until exchanged in full as hereinabove provided, the temporary Notes of any Series shall in all respects be entitled to the same benefits under this Indenture as definitive Notes of the same Series and of like tenor authenticated and delivered hereunder, except that, unless otherwise specified as contemplated by Section 3.1, interest payable on a temporary Global Note on an Interest Payment Date for Notes of such Series occurring prior to the applicable Exchange Date shall be payable to the Depository (on behalf of the beneficial owners) on such Interest Payment Date upon delivery by the Depository to the Trustee of a certificate or certificates in such form as may be established pursuant to Section 3.1, for credit without further interest thereon on or after such Interest Payment Date to the respective accounts of the Persons who are the beneficial owners of such temporary Global Note on such Interest Payment Date and who have each delivered to the Depository a certificate dated no earlier than 15 days prior to the Interest Payment Date occurring prior to such Exchange Date in such form as may be established pursuant to Section 3.1. Notwithstanding anything to the contrary herein contained, the certifications made pursuant to this paragraph shall satisfy the certification requirements of the preceding two paragraphs of this Section and of the third paragraph of Section 3.3 of this Indenture and the interests of the Persons who are the beneficial owners of the temporary Global Note with respect to which such certification was made will be exchanged for definitive Notes of the same Series and of like tenor on the Exchange Date or the date of certification if such date occurs after the Exchange Date, without further act or deed by such beneficial owners. Except as otherwise provided in this paragraph, no payments of principal (or premium, if any) or interest, if any, owing with respect to a beneficial interest in a temporary Global Note will be made unless and until such interest in such temporary Global Note shall have been exchanged for an interest in a definitive Note. Any interest so received by the Depository and not paid as herein provided shall be returned to the Trustee immediately prior to the expiration of two years after such Interest Payment Date in order to be repaid to the Issuer in accordance with Section 9.3.

3.5	Registration, Registration of Transfer and Exchange

(1)            The Issuer shall keep or shall cause to be kept a securities register (the “Central Register”) of Holders of each Series of Notes maintained in compliance with applicable laws. The Issuer will cause the particulars of each such issue, exchange or transfer of Notes to be recorded in the Central Register. The Trustee shall initially be the central security registrar (the “Central Note Registrar”) for the purpose of registering Notes and transfers and exchanges of Notes in the Central Register as provided herein; provided, however, the Issuer may appoint from time to time one or more successor Central Note Registrars and may from time to time rescind any such appointment.

(2)            The Issuer shall also cause to be maintained a branch register (a “branch register”) or branch registers of Holders of Notes in accordance with Section 9.2 in the same manner and containing the same information with respect to each entry contained therein as contained in the Central Register. A copy of every entry in a branch register shall, promptly after the entry is made, be transmitted to the Central Note Registrar. If there is a conflict between the information contained in the Central Register and the information contained in the branch register, the information contained in the Central Register shall prevail. The Trustee is hereby initially appointed as branch security registrar (the “Branch Note Registrar”) for the purpose of maintaining a branch register at its Corporate Trust Office; provided, however, the Issuer may appoint from time to time one or more successor or additional Branch Note Registrars and may from time to time rescind any such appointment. The Central Register together with each branch register are collectively referred to herein as the “Note Register” and the Central Note Registrar together with each Branch Note Registrar are collectively referred to herein as the “Note Registrar”.

(3)            At all reasonable times, the Note Register shall be open for inspection by the Issuer, the Trustee or any Holder of a Registered Note. The Note Registrar shall from time to time when requested to do so by the Issuer, in writing, furnish the Issuer with a list of names and addresses of Holders of Registered Notes entered on the Note Register kept by it and showing the principal amount and serial numbers of the Notes held by each such Holder.

(4)            Upon surrender for registration of transfer of any Registered Note of any Series at the office or agency in a Place of Payment for that Series, the Issuer shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee, one or more new Registered Notes of the same Series, of any authorized denominations and of a like aggregate principal amount and tenor.

(5)            At the option of the Holder, Registered Notes of any Series may be exchanged for other Notes of the same Series, of any authorized denomination and of a like aggregate principal amount, upon surrender of the Registered Notes to be exchanged at such office or agency. Whenever any Registered Notes are so surrendered for exchange, the Issuer shall execute, and the Trustee shall authenticate and deliver, the Registered Notes which the Holder making the exchange is entitled to receive.

(6)            Whenever any Notes are so surrendered for exchange, the Issuer shall execute, and the Trustee shall authenticate and deliver, the Notes which the Holder making the exchange is entitled to receive.

(7)            Notwithstanding the foregoing, except as otherwise specified as contemplated by Section 3.1, any permanent Global Note shall be exchangeable only as provided in this paragraph. If any beneficial owner of an interest in a permanent Global Note is entitled to exchange such interest for Notes of such Series and of like tenor and principal amount of another authorized form and denomination, as specified as contemplated by Section 3.1 and provided that any applicable notice provided in the permanent Global Note shall have been given, then without unnecessary delay but in any event not later than the earliest date on which such interest may be so exchanged, the Issuer shall deliver to the Trustee definitive Notes in aggregate principal amount equal to the principal amount of such beneficial owner’s interest in such permanent Global Note, executed by the Issuer. On or after the earliest date on which such interests may be so exchanged, such permanent Global Note shall be surrendered by the Depository to the Trustee, as the Issuer’s agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Notes without charge, and the Trustee shall authenticate and deliver, in exchange for each portion of such permanent Global Note, an equal aggregate principal amount of definitive Notes of the same Series of authorized denominations and of like tenor as the portion of such permanent Global Note to be exchanged; provided, however, that no such exchanges may occur during a period beginning at the opening of business 15 days before any selection of Notes to be redeemed and ending on the relevant Redemption Date if the Note for which exchange is requested may be among those selected for redemption. If a Registered Note is issued in exchange for any portion of a permanent Global Note after the close of business at the office or agency where such exchange occurs on (i) any Regular Record Date and before the opening of business at such office or agency on the relevant Interest Payment Date, or (ii) any Special Record Date and before the opening of business at such office or agency on the related proposed date for payment of Defaulted Interest, interest or Defaulted Interest, as the case may be, will not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of such Registered Note, but will be payable on such Interest Payment Date or proposed date for payment, as the case may be, only to the Person to whom interest in respect of such portion of such permanent Global Note is payable in accordance with the provisions of this Indenture.

(8)            If at any time the Depository of a Series notifies the Issuer that it is unwilling, unable or no longer qualifies to continue as Depository of such Series, the Issuer shall appoint a successor depository with respect to the Notes for such Series. If a successor to the Depository is not appointed by the Issuer within 90 days after the Issuer receives such notice or becomes aware of such condition, as the case may be, the Issuer’s election pursuant to Section 3.1 shall no longer be effective with respect to the Notes for such Series and the Issuer will execute, and the Trustee, upon receipt of an Issuer Order for the authentication and delivery of definitive Notes of such Series, will authenticate and deliver Notes of such Series in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the Global Note or Global Notes representing such Series in exchange for such Global Note or Global Notes.

(9)            The Issuer may at any time and in its sole discretion determine that the Notes of any Series issued in the form of one or more Global Notes shall no longer be represented by such Global Note or Notes. In such event the Issuer will execute, and the Trustee, upon receipt of an Issuer Order for the authentication and delivery of definitive Notes of such Series, will authenticate and deliver Notes of such Series in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the Global Note or Notes representing such Series in exchange for such Global Note or Global Notes.

(10)          Upon the exchange of a Global Note for Notes in definitive registered form, such Global Note shall be cancelled by the Trustee. Notes issued in exchange for a Global Note pursuant to this Section shall be registered in such names and in such authorized denominations as the depository for such Global Note, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee in writing. The Trustee shall deliver such Notes to the persons in whose names such Notes are so registered.

(11)          All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes surrendered upon such registration of transfer or exchange.

(12)          Every Registered Note presented or surrendered for registration of transfer or for exchange shall (if so required by the Issuer or the Note Registrar) be duly endorsed, or be accompanied by a written instrument of transfer, in form satisfactory to the Issuer and the Note Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing.

(13)          No service charge shall be made for any registration of transfer or exchange of Notes, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes, other than exchanges pursuant to Section 3.4, Section 8.5, Section 10.7 or 12.5 not involving any transfer.

(14)          The Issuer shall not be required (i) to issue, register the transfer of or exchange Notes of any Series during a period beginning at the opening of business 15 days before the day of the selection for redemption of Notes of that Series under Section 10.3 or 11.3 and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (ii) to register the transfer of or exchange any Registered Note so selected for redemption in whole or in part, except the unredeemed portion of any Registered Note being redeemed in part, or (iii) to issue, register the transfer of or exchange any Note which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Note not to be so repaid.

3.6	Disclosure of Names and Addresses of Holders

(1)            The Trustee shall provide to any registered Holder such information with respect to other registered Holders as is required under any applicable Trust Indenture Legislation.

(2)            Every Holder of Notes, by receiving and holding the same, agrees with the Issuer and the Trustee that none of the Issuer, the Trustee nor any of their agents shall be held accountable by reason of the disclosure of such list of the names and addresses of the Holders, regardless of the source from which such information was derived.

3.7	Mutilated, Destroyed, Lost and Stolen Notes

(1)            If any mutilated Note is surrendered to the Trustee, the Issuer shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Note of the same Series and of like tenor and principal amount and bearing a number not contemporaneously outstanding, or, in case any such mutilated Note has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Note, pay such Note.

(2)            If there shall be delivered to the Issuer and to the Trustee (i) evidence to the Trustee’s satisfaction of the destruction, loss or theft of any Note and (ii) such surety bond and indemnity in amount and form as may be required by them to save each of them and their agents harmless, then, in the absence of notice to the Issuer or the Trustee that such Note has been acquired by a bona fide purchaser (as defined under the Canada Business Corporations Act), the Issuer shall execute and upon receipt of the Issuer Order the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Note, a new Note of the same Series and of like tenor and principal amount and bearing a number not contemporaneously outstanding. The applicant for a replacement Note shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Issuer and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Note so lost, destroyed or stolen as shall be satisfactory to each of the Issuer and the Trustee in their discretion, and such applicant shall also furnish an indemnity and surety bond, in amount and form satisfactory to each of the Issuer and the Trustee in their discretion, and shall pay the reasonable charges and expenses of the Issuer and the Trustee in connection therewith. Any instructions by the Issuer to the Trustee under this section shall include such indemnity for the protection of the Trustee as the Trustee may reasonably require.

(3)            Notwithstanding the provisions of the previous two paragraphs, in case any such mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Note, pay such Note.

(4)            Upon the issuance of any new Note under this Section, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

(5)            Every new Note of any Series issued pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen Note, shall constitute an original additional contractual obligation of the Issuer, whether or not the mutilated, destroyed, lost or stolen Note, shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes of that Series duly issued hereunder.

(6)            The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

3.8	Payment of Interest; Interest Rights Preserved; Optional Interest Reset

(1)            Unless otherwise provided as contemplated by Section 3.1 with respect to any Series of Notes, interest, if any, on any Registered Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest at the office or agency of the Issuer maintained for such purpose pursuant to Section 9.2; provided, however, that each installment of interest, if any, on any Registered Note may, at the Issuer’s option, be paid by (i) mailing a check for such interest, payable to or upon the written order of the Person entitled thereto pursuant to Section 3.10, to the address of such Person as it appears on the Note Register or (ii) wire transfer to an account located in Canada maintained by the payee.

(2)            Unless otherwise provided as contemplated by Section 3.1, every permanent Global Note will provide that interest, if any, payable on any Interest Payment Date will be paid to the Depository on behalf of the beneficial owners with respect to that portion of such permanent Global Note held for their account by the Depository, for the purpose of permitting the Depository to credit the interest, if any, received by it in respect of such permanent Global Note to the accounts of the beneficial owners thereof.

(3)            Any interest on any Registered Note of any Series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such defaulted interest and, if applicable, interest on such defaulted interest (to the extent lawful) at the rate specified in the Notes of such Series (such defaulted interest and, if applicable, interest and Additional Amounts (if any) thereon herein collectively called “Defaulted Interest”) may be paid by the Issuer, at its election, as provided in clause (a) or (b) below:

(a)            The Issuer may elect to make payment of any Defaulted Interest to the Persons in whose names the Registered Notes of such Series (or their respective Predecessor Notes) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Issuer shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Registered Note of such Series and the date of the proposed payment, and at the same time the Issuer shall deposit with the Trustee an amount of money in the Currency in which the Notes of such Series are payable (except as otherwise specified pursuant to Section 3.1 for the Notes of such Series and except, if applicable, as provided in Sections 3.13(2), 3.13(4) and 3.13(5)) equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Issuer of such Special Record Date and, in the name and at the expense of the Issuer, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given in the manner provided in Section 1.6, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so given, such Defaulted Interest shall be paid to the Persons in whose name the Registered Notes of such Series (or their respective Predecessor Notes) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (b).

(b)            The Issuer may make payment of any Defaulted Interest on the Registered Notes of any Series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Notes may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Issuer to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

(4)            The provisions of this Section 3.8(4) may be made applicable to any Series of Notes pursuant to Section 3.1 (with such modifications, additions or substitutions as may be specified pursuant to such Section 3.1). The interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable) on any Note of such Series may be reset by the Issuer on the date or dates specified on the face of such Note (each an “Optional Reset Date”). The Issuer may exercise such option with respect to such Note by notifying the Trustee of such exercise at least 50 but not more than 60 days prior to an Optional Reset Date for such Note, which notice shall set forth the specific information to be contained in the Reset Notice (as defined below). Not later than 40 days prior to each Optional Reset Date, the Trustee shall transmit, in the manner provided for in Section 1.6, to the Holder of any such Note a notice (the “Reset Notice”) indicating whether the Issuer has elected to reset the interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable), and if so (i) such new interest rate (or such new spread or spread multiplier, if applicable) or method of determining such rate (or spread or spread multiplier, if applicable) and (ii) the provisions, if any, for redemption during the period from such Optional Reset Date to the next Optional Reset Date or if there is no such next Optional Reset Date, to the Maturity Date of such Note (each such period a “Subsequent Interest Period”), including the date or dates on which or the period or periods during which and the price or prices at which such redemption may occur during the Subsequent Interest Period.

Notwithstanding the foregoing, not later than 20 days prior to the Optional Reset Date, the Issuer may, at its option, revoke the interest rate (or spread or spread multiplier used to calculate such interest rate, if applicable) or method of determining such interest rate (or spread or spread multiplier, if applicable) provided for in the Reset Notice and establish an interest rate (or a spread or spread multiplier used to calculate such interest rate, if applicable) or method of determining such interest rate (or spread or spread multiplier, if applicable) that is higher than the interest rate (or spread or spread multiplier, if applicable) or method of determining such interest rate (or spread or spread multiplier, if applicable) provided for in the Reset Notice, for the Subsequent Interest Period by causing the Trustee to transmit, in the manner provided for in Section 1.6, notice of such higher interest rate (or such higher spread or spread multiplier, if applicable) or method of determining such interest rate (or spread or spread multiplier, if applicable) to the Holder of such Note. Such notice shall be irrevocable. All Notes with respect to which the interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable) is reset on an Optional Reset Date, and with respect to which the Holders of such Notes have not tendered such Notes for repayment (or have validly revoked any such tender) pursuant to the next succeeding paragraph, will bear such higher interest rate (or such higher spread or spread multiplier, if applicable).

The Holder of any such Note will have the option to elect repayment by the Issuer of the principal of such Note on each Optional Reset Date at a price equal to the principal amount thereof plus interest accrued to such Optional Reset Date. In order to obtain repayment on an Optional Reset Date, the Holder must follow the procedures set forth in Article 12 for repayment at the option of Holders except that the period for delivery or notification to the Trustee shall be at least 25 but not more than 35 days prior to such Optional Reset Date and except that, if the Holder has tendered any Note for repayment pursuant to the Reset Notice, the Holder may, by written notice to the Trustee, revoke such tender or repayment until the close of business on the tenth day before such Optional Reset Date.

(5)            Subject to the foregoing provisions of this Section and Section 3.5, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

3.9	Optional Extension of Maturity

(1)            The provisions of this Section 3.9 may be made applicable to any Series of Notes pursuant to Section 3.1 (with such modifications, additions or substitutions as may be specified pursuant to such Section 3.1). The Maturity Date of any Note of such Series may be extended at the option of the Issuer for the period or periods specified on the face of such Note (each an “Extension Period”) up to but not beyond the date (the “Final Maturity Date”) set forth on the face of such Note. The Issuer may exercise such option with respect to any Note by notifying the Trustee of such exercise at least 50 but not more than 60 days prior to the Maturity Date of such Note in effect prior to the exercise of such option (the “Original Maturity Date”), which notice shall set forth the specific information to be contained in the Extension Notice (as defined below). If the Issuer exercises such option, the Trustee shall transmit, in the manner provided for in Section 1.6, to the Holder of such Note not later than 40 days prior to the Original Maturity Date a notice (the “Extension Notice”) indicating (i) the election of the Issuer to extend the Maturity Date, (ii) the new Maturity Date, (iii) the interest rate, if any, applicable to the Extension Period and (iv) the provisions, if any, for redemption during such Extension Period. Upon the Trustee’s transmittal of the Extension Notice, the Maturity Date of such Note shall be extended automatically and, except as modified by the Extension Notice and as described in the next paragraph, such Note will have the same terms as prior to the transmittal of such Extension Notice.

(2)            Notwithstanding the foregoing, not later than 20 days before the Original Maturity Date of such Note, the Issuer may, at its option, revoke the interest rate provided for in the Extension Notice and establish a higher interest rate for the Extension Period by causing the Trustee to transmit, in the manner provided for in Section 1.6, notice of such higher interest rate to the Holder of such Note. Such notice shall be irrevocable. All Notes with respect to which the Maturity Date is extended will bear such higher interest rate.

(3)            If the Issuer extends the Maturity Date of any Note, the Holder will have the option to elect repayment of such Note by the Issuer on the Original Maturity Date at a price equal to the principal amount thereof, plus interest accrued to such date. In order to obtain repayment on the Original Maturity Date once the Issuer has extended the Maturity Date thereof, the Holder must follow the procedures set forth in Article 12 for repayment at the option of Holders, except that the period for delivery or notification to the Trustee shall be at least 25 but not more than 35 days prior to the Original Maturity Date and except that, if the Holder has tendered any Note for repayment pursuant to an Extension Notice, the Holder may by written notice to the Trustee revoke such tender for repayment until the close of business on the tenth day before the Original Maturity Date.

3.10	Persons Deemed Owners

(1)            Prior to due presentment of a Registered Note for registration of transfer, the Issuer, the Trustee and any agent of the Issuer or the Trustee may treat the Person in whose name such Registered Note is registered as the owner of such Note for the purpose of receiving payment of principal of (and premium, if any) and (subject to Sections 3.5 and 3.8) interest, if any, on such Registered Note and for all other purposes whatsoever, whether or not such Registered Note be overdue, and none of the Issuer, the Trustee or any agent of the Issuer or the Trustee shall be affected by notice to the contrary.

(2)            None of the Issuer, the Trustee, any Paying Agent or the Note Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

(3)            Notwithstanding the foregoing, with respect to any Global Note, nothing herein shall prevent the Issuer, the Trustee, or any agent of the Issuer or the Trustee, from giving effect to any written certification, proxy or other authorization furnished by any depository, as a Holder, with respect to such Global Note or impair, as between such depository and owners of beneficial interests in such Global Note, the operation of customary practices governing the exercise of the rights of such depository (or its nominee) as Holder of such Global Note.

3.11	Cancellation

All Notes surrendered for payment, redemption, repayment at the option of the Holder, registration of transfer or exchange or for credit against any current or future sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee. All Notes so delivered to the Trustee shall be promptly cancelled by it. The Issuer may at any time deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Issuer may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Notes previously authenticated hereunder which the Issuer has not issued and sold, and all Notes so delivered shall be promptly cancelled by the Trustee. If the Issuer shall so acquire any of the Notes, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Notes unless and until the same are surrendered to the Trustee for cancellation. No Notes shall be authenticated in lieu of or in exchange for any Notes cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Notes held by the Trustee shall be disposed of by the Trustee in accordance with the Trustee’s customary procedures and certification of its disposal delivered to the Issuer upon its written request therefor unless by Issuer Order the Issuer shall direct that cancelled Notes be returned to it.

3.12	Computation of Interest

Except as otherwise specified as contemplated by Section 3.1 with respect to any Notes, interest, if any, on the Notes of each Series shall be computed on the basis of a 365-day year or 366-day year, as applicable.

3.13	Currency and Manner of Payments in Respect of Notes

(1)            With respect to Registered Notes of any Series not permitting the election provided for in paragraph (2) below or the Holders of which have not made the election provided for in paragraph (2) below, payment of the principal of (and premium, if any) and interest, if any, on any Registered Note of such Series will be made in the Currency in which such Registered Note is payable. The provisions of this Section 3.13 may be modified or superseded with respect to any Notes pursuant to Section 3.1.

(2)            It may be provided pursuant to Section 3.1 with respect to Registered Notes of any Series that Holders shall have the option, subject to paragraphs (4) and (5) below and the ability of the Trustee to accommodate at the time, to receive payments of principal of (or premium, if any) or interest, if any, on such Registered Notes in any of the Currencies which may be designated for such election by delivering to the Trustee a written election with signature guarantees and in the applicable form established pursuant to Section 3.1, not later than the close of business on the Election Date immediately preceding the applicable payment date. If a Holder so elects to receive such payments in any such Currency, such election will remain in effect for such Holder or any transferee of such Holder until changed by such Holder or such transferee by written notice to the Trustee (but any such change must be made not later than the close of business on the Election Date immediately preceding the next payment date to be effective for the payment to be made on such payment date and no such change of election may be made with respect to payments to be made on any Registered Note of such Series with respect to which an Event of Default has occurred or with respect to which the Issuer has deposited funds pursuant to Article 4 or Article 13 or with respect to which a notice of redemption has been given by the Issuer or a notice of option to elect repayment has been sent by such Holder or such transferee). Any Holder of any such Registered Note who shall not have delivered any such election to the Trustee not later than the close of business on the applicable Election Date will be paid the amount due on the applicable payment date in the relevant Currency as provided in Section 3.13(1). In no case may a Holder of Registered Notes of any Series elect to receive payments in any Currency as described in this Section 3.13(2) following a deposit of funds with respect to the Registered Notes of such Series as described in Section 4.1(1)(b). The Trustee shall notify the Exchange Rate Agent as soon as practicable after the Election Date of the aggregate principal amount of Registered Notes for which Holders have made such written election.

(3)            Unless otherwise specified pursuant to Section 3.1, if the election referred to in paragraph (2) above has been provided for pursuant to Section 3.1, then, unless otherwise specified pursuant to Section 3.1, not later than the fourth Business Day after the Election Date for each payment date for Registered Notes of any Series, the Exchange Rate Agent will deliver to the Issuer a written notice specifying, in the Currency in which Registered Notes of such Series are payable, the respective aggregate amounts of principal of (and premium, if any) and interest, if any, on the Registered Notes to be paid on such payment date, specifying the amounts in such Currency so payable in respect of the Registered Notes as to which the Holders of Registered Notes of such Series shall have elected to be paid in another Currency as provided in paragraph (2) above. If the election referred to in paragraph (2) above has been provided for pursuant to Section 3.1 and if at least one Holder has made such election, then, unless otherwise specified pursuant to Section 3.1, on the second Business Day preceding such payment date the Issuer will deliver to the Trustee for such Series of Registered Notes an Exchange Rate Officer’s Certificate in respect of the Dollar or Foreign Currency payments to be made on such payment date. Unless otherwise specified pursuant to Section 3.1, the Dollar or Foreign Currency amount receivable by Holders of Registered Notes who have elected payment in a Currency as provided in paragraph (2) above shall be determined by the Issuer on the basis of the applicable Market Exchange Rate in effect on the third Business Day (the “Valuation Date”) immediately preceding each payment date, and such determination shall be conclusive and binding for all purposes, absent manifest error.

(4)            If a Conversion Event occurs with respect to a Foreign Currency in which any of the Registered Notes are denominated or payable other than pursuant to an election provided for pursuant to paragraph (2) above, then with respect to each date for the payment of principal of (and premium, if any) and interest, if any, on the applicable Registered Notes denominated or payable in such Foreign Currency occurring after the last date on which such Foreign Currency was used (the “Conversion Date”), the Dollar shall be the Currency of payment for use on each such payment date. Unless otherwise specified pursuant to Section 3.1, the Dollar amount to be paid by the Issuer to the Trustee and by the Trustee or any Paying Agent to the Holders of such Registered Notes with respect to such payment date shall be, in the case of a Foreign Currency, the Dollar Equivalent of the Foreign Currency as determined by the Exchange Rate Agent in the manner provided in paragraph (6) below.

(5)            Unless otherwise specified pursuant to Section 3.1, if the Holder of a Registered Note denominated in any Currency shall have elected to be paid in another Currency as provided in paragraph (2) above, and a Conversion Event occurs with respect to such elected Currency, such Holder shall receive payment in the Currency in which payment would have been made in the absence of such election; and if a Conversion Event occurs with respect to the Currency in which payment would have been made in the absence of such election, such Holder shall receive payment in Dollars as provided in paragraph (4) above.

(6)            The “Dollar Equivalent of the Foreign Currency” shall be determined by the Exchange Rate Agent and shall be obtained for each subsequent payment date after the Conversion Date by converting the specified Foreign Currency into Dollars at the Market Exchange Rate on the Conversion Date.

(7)            For purposes of this Section 3.13, “Election Date” shall mean the date for any Series of Registered Notes as specified pursuant to clause (s) of Section 3.1(2) by which the written election referred to in paragraph (2) above may be made.

(8)            All decisions and determinations of the Exchange Rate Agent regarding the Dollar Equivalent of the Foreign Currency and the Market Exchange Rate as specified above shall be in its sole discretion and shall, in the absence of manifest error, be conclusive for all purposes and irrevocably binding upon the Issuer, the Trustee and all Holders of such Notes denominated or payable in the relevant Currency. The Exchange Rate Agent shall promptly give written notice to the Issuer and the Trustee of any such decision or determination.

(9)            In the event that the Issuer determines in good faith that a Conversion Event has occurred with respect to a Foreign Currency, the Issuer will immediately give written notice thereof to the Trustee and to the Exchange Rate Agent (and the Trustee will promptly thereafter give notice in the manner provided for in Section 1.6 to the affected Holders) specifying the Conversion Date.

(10)          The Trustee shall be fully justified and protected in relying and acting upon information received by it from the Issuer and the Exchange Rate Agent and shall not otherwise have any duty or obligation to determine the accuracy or validity of such information independent of the Issuer or the Exchange Rate Agent.

3.14	Appointment and Resignation of Successor Exchange Rate Agent

(1)            Unless otherwise specified pursuant to Section 3.1, if and so long as the Notes of any Series (i) are denominated in a Currency other than Dollars or (ii) may be payable in a Currency other than Dollars, or so long as it is required under any other provision of this Indenture, then the Issuer will maintain with respect to each such Series of Notes, or as so required, at least one Exchange Rate Agent. The Issuer will cause the Exchange Rate Agent to make the necessary foreign exchange determinations at the time and in the manner specified pursuant to Section 3.1 for the purpose of determining the applicable rate of exchange and, if applicable, for the purpose of converting the issued Currency into the applicable payment Currency for the payment of principal (and premium, if any) and interest, if any, pursuant to Section 3.13.

(2)            No resignation of the Exchange Rate Agent and no appointment of a successor Exchange Rate Agent pursuant to this Section shall become effective until the acceptance of appointment by the successor Exchange Rate Agent as evidenced by a written instrument delivered to the Issuer and the Trustee accepting such appointment executed by the successor Exchange Rate Agent.

(3)            If the Exchange Rate Agent shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of the Exchange Rate Agent for any cause with respect to the Notes of one or more Series, the Issuer, by or pursuant to a Board Resolution, shall promptly appoint a successor Exchange Rate Agent or Exchange Rate Agents with respect to the Notes of that or those Series (it being understood that any such successor Exchange Rate Agent may be appointed with respect to the Notes of one or more or all of such Series and that, unless otherwise specified pursuant to Section 3.1, at any time there shall only be one Exchange Rate Agent with respect to the Notes of any particular Series that are originally issued by the Issuer on the same date and that are initially denominated and/or payable in the same Currency).

3.15	CUSIP Numbers

The Issuer in issuing the Notes may use “CUSIP” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Issuer will promptly notify the Trustee in writing of any change in the “CUSIP” numbers.

Article 4
SATISFACTION AND DISCHARGE

4.1	Satisfaction and Discharge of Indenture

(1)            This Indenture shall upon Issuer Request cease to be of further effect with respect to any Series of Notes specified in the Issuer Request (except as to any surviving rights of registration of transfer or exchange of Notes of such Series expressly provided for herein or pursuant hereto and any right to receive any Additional Amounts) and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture as to such Series when:

(a)            either

(i)            all Notes of such Series theretofore authenticated and delivered, (ii) Notes of such Series which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.7, and (iii) Notes of such Series for whose payment money has theretofore been deposited in trust with the Trustee or any Paying Agent or segregated and held in trust by the Issuer and thereafter repaid to the Issuer, as provided in Section 9.3) have been delivered to the Trustee for cancellation; or

(ii)            all Notes of such Series

(1)            have become due and payable, or

(2)            will become due and payable on their Maturity Date within one year, or

(3)            if redeemable at the option of the Issuer, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer, in the case of (1), (2) or (3) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount in the Currency in which the Notes of such Series are payable, sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and any interest and Additional Amounts payable to the date of such deposit (in the case of Notes which have become due and payable) or to the Maturity Date or Redemption Date, as the case may be;

(b)            the Issuer has paid or caused to be paid all other sums payable with respect to the Notes of such Series hereunder by the Issuer; and

(c)            the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to such Series have been complied with.

(2)            Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Issuer to the Trustee under Section 6.6, the obligations of the Trustee to any Authenticating Agent under Section 6.11 and, if money shall have been deposited with the Trustee pursuant to subclause (ii) of clause (a) of this Section, the obligations of the Trustee under Section 4.2 and the last paragraph of Section 9.3 shall survive.

4.2	Application of Trust Money

Subject to the provisions of the last paragraph of Section 9.3, all money deposited with the Trustee pursuant to Section 4.1 shall be held in trust and applied by the Trustee, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest, if any, for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

Article 5
REMEDIES

5.1	Events of Default

“Event of Default”, wherever used herein with respect to Notes of any Series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) unless otherwise provided with respect to Notes of a Series pursuant to Section 3.1:

(a)            default in the payment of any installment of principal of (or premium, if any, on) any Note of that Series or any interest due on any Note of that Series when such installment of principal (or premium), interest becomes due and payable, and continuance of such default for a period of 30 consecutive days; or

(b)            default in the payment of the principal of (or premium, if any, on) any Note of that Series at the Maturity Date of such Note; or

(c)            default in the deposit of any sinking fund or analogous payment when due by the terms of any Note of that Series and Article 11; or

(d)            default in the performance, or breach, of any covenant or agreement of the Issuer in this Indenture (other than those covenants or agreements whose default or breach is specifically dealt with elsewhere in this Section), and continuance of such default or breach for a period of 60 consecutive days after there has been given, by registered or certified mail, to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in principal amount of all Outstanding Notes of that Series, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(e)            the failure by the Issuer to perform or comply with Article 7 of this Indenture; or

(f)             the entry of a decree or order by a court having jurisdiction in the premises adjudging the Issuer or any Guarantor a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer or any Guarantor under applicable law relating to bankruptcy, insolvency or relief of debtors, or any other analogous bankruptcy or insolvency laws in the jurisdiction of formation or incorporation of the applicable Issuer or Guarantor, or the issuance of a sequestration order or the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or any Guarantor or in receipt of any substantial part of the property of the Issuer or any Guarantor, and any such decree, order or appointment continues unstayed and in effect for a period of 90 consecutive days; or

(g)            the institution by the Issuer or any Guarantor of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief from creditors in respect of it or its property under applicable law relating to bankruptcy, insolvency or relief of debtors, or any other analogous bankruptcy or insolvency laws in the jurisdiction of formation or incorporation of the applicable Issuer or Guarantor, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or any Guarantor or of any substantial part of its property, or the making by it of a general assignment for the benefit of creditors, or the petition or application to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or the admission by it in writing of its inability to pay its debts generally as they become due or the taking by it of corporate action in furtherance of any of the aforesaid purposes; or

(h)            a resolution is passed for the winding up or liquidation of (i) the Issuer, except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Article 7 are observed and performed, or (ii) any Guarantor, except in the course of carrying out or pursuant to a transaction in respect of which the conditions of a Successor Transaction (as defined in the applicable Guarantee) are observed and performed; or

(i)             any other Event of Default provided with respect to Notes of that Series; or

(j)             the occurrence of any “Event of Default” under any Guarantee while it is outstanding (as that term is defined in such Guarantee).

5.2	Notice of Defaults

(1)            If an Event of Default with respect to the Notes of any Series shall occur and be continuing, the Trustee shall, within 30 days after the Trustee becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Holders of that Series, and may, notwithstanding that no Default has occurred with respect to the Notes of any other Series, give notice to the Holders of the Notes of such other Series unless such Default shall have been cured or waived; provided, however, that, except in the case of a Default in the payment of the principal of (or premium, if any) or interest, if any, on any Note of such Series or in the payment of any sinking fund installment with respect to Notes of such Series, the Trustee shall be protected in withholding such notice if and so long as the Trustee in good faith determines that the Issuer has made provisions to cure the same or withholding of such notice, upon the advice of counsel, is in the best interest of the Holders of such Series; and provided further that in the case of any Default of the character specified in Section 5.1(d) with respect to Notes of such Series, no such notice to Holders shall be given until at least 30 days after the expiry of the 60 day period referred to in Section 5.1(d).

(2)            If notice of an Event of Default has been given to Holders of any Series of Notes and the Default to which such Event of Default relates is thereafter remedied or cured prior to the acceleration of the indebtedness of the Issuer hereunder pursuant to Section 5.3, notice that such Event of Default is no longer continuing with respect to such Series shall be given by the Trustee to the Persons to whom notice of such Event of Default was given pursuant to this Section, such notice to be given within a reasonable time, not to exceed 30 days, after the Trustee becomes aware that such Default has been remedied or cured during such period of time.

5.3	Acceleration of Maturity; Rescission and Annulment

(1)            If an Event of Default described in clause (a), (b), (c), (d) or (i) of Section 5.1 with respect to Notes of any Series at the time Outstanding occurs and is continuing, then in every such case the Trustee, acting on written direction of Holders of not less than 25% in principal amount of the Outstanding Notes of that Series may declare the principal amount (or, if the Notes of that Series are Original Issue Discount Notes or Indexed Notes, such portion of the principal amount as may be specified in the terms of that Series) of all of the Notes of that Series to be due and payable immediately, by a notice in writing to the Issuer (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified portion thereof) shall become immediately due and payable. If an Event of Default described in clause (f) or (g) of Section 5.1 occurs and is continuing, then in every such case the Trustee, acting on written direction of Holders of not less than 25% in principal amount of all the Notes then Outstanding may declare the principal amount (or, if any such Notes are Original Issue Discount Notes or Indexed Notes, such portion of the principal amount as may be specified in the terms of that Series) of all of the Outstanding Notes to be due and payable immediately, by a notice in writing to the Issuer (and to the Trustee if given by the Holders) and upon any such declaration such principal amount (or specified portion thereof) shall become immediately due and payable.

(2)            At any time after such a declaration of acceleration with respect to Notes of any Series (or of all Series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided in this Article, the Holders of a majority in principal amount of the Outstanding Notes of that Series (or of all Series, as the case may be), by written notice to the Issuer and the Trustee, may rescind and annul such declaration and its consequences if:

(a)            the Issuer has paid or deposited with the Trustee a sum sufficient to pay in the Currency in which the Notes of such Series are payable (except as otherwise specified pursuant to Section 3.1 for the Notes of such Series and except, if applicable, as provided in Sections 3.13(2), 3.13(4) and 3.13(5)):

(i)            all overdue interest and Additional Amounts, if any, on all Outstanding Notes of that Series (or of all Series, as the case may be);

(ii)            all unpaid principal of (and premium, if any, on) any Outstanding Notes of that Series (or of all Series, as the case may be) which has become due otherwise than by such declaration of acceleration, and interest on such unpaid principal at the rate or rates prescribed therefor in such Notes;

(iii)          to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Notes; and

(iv)          all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, and the Trustee’s agents and counsel; and

(b)            all Events of Default with respect to Notes of that Series (or of all Series, as the case may be), other than the non-payment of amounts of principal of (or premium, if any, on) or interest on Notes of that Series (or of all Series, as the case may be) which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.14.

(3)            No such rescission shall affect any subsequent default or impair any right consequent thereon.

5.4	Collection of Debt and Suits for Enforcement by Trustee

(1)            The Issuer covenants that if:

(a)            default is made in the payment of any installment of principal of (or premium, if any, on) of any Note or interest on any Note when such installment of principal (or premium) or interest becomes due and payable and such default continues for a period of 30 consecutive days; or

(b)            default is made in the payment of the principal of (or premium, if any, on) any Note at the Maturity Date of such Note,

then the Issuer will, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders of such Notes, the whole amount then due and payable on such Notes for principal (and premium, if any) and interest, if any, and interest on any overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, on any overdue interest, at the rate or rates prescribed therefor in such Notes, and, in addition thereto, such further amount as shall be sufficient to cover the reasonable costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, and the Trustee’s agents and counsel.

(2)            If the Issuer fails to pay such amounts forthwith upon such demand, the Trustee, upon receipt of a notice in writing to the Trustee by the Holders of not less than 25% in principal amount of the Outstanding Notes of that Series and upon being sufficiently indemnified to the Trustee’s reasonable satisfaction against all costs, expenses and liabilities to be incurred, may, in its name as the Trustee hereunder institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Issuer or any other obligor upon such Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuer or any other obligor upon such Notes, wherever situated.

(3)            If an Event of Default with respect to Notes of any Series (or of all Series, as the case may be) occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce the Trustee’s rights and the rights of the Holders of Notes of such Series (or of all Series, as the case may be) by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

5.5	Trustee May File Proofs of Claim

(1)            In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuer, Guarantors or any other obligor upon the Notes or the property of the Issuer, Guarantors or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Issuer for the payment of overdue principal, premium, if any, or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)            to file and prove a claim for the whole amount of principal (and premium, if any), or such portion of the principal amount of any Series of Original Issue Discount Notes or Indexed Notes as may be specified in the terms of such Series, and interest, if any, owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, and its agents and counsel) and of the Holders allowed in such judicial proceeding; and

(b)            to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to the Trustee for the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and counsel, and any other amounts due the Trustee under Section 6.6.

(2)            Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding except as aforesaid, for the electing of a trustee in bankruptcy or other person performing similar functions.

5.6	Trustee May Enforce Claims Without Possession of Notes

All rights of action and claims under this Indenture or with respect to the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in the Trustee’s own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, and the Trustee’s agents and counsel, be for the ratable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

5.7	Application of Money Collected

Any money collected by the Trustee pursuant to this Article with respect to the Notes shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium, if any) or interest, if any, upon presentation of the Notes, and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

First: To the payment of all amounts due the Trustee under Section 6.6;

Second: To the payment of the amounts then due and unpaid for principal of (and premium, if any) and interest, if any, on the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal (and premium, if any) and interest, if any, respectively; and

Third: The balance, if any, to the Issuer or as directed in writing by a court of competent jurisdiction.

5.8	Limitation on Suits

No Holder of any Note of any Series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(a)            an Event of Default with respect to that Series shall have occurred and be continuing and such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Notes of that Series;

(b)            the Holders of not less than 25% in principal amount of the Outstanding Notes of that Series in the case of any Event of Default described in clause (a), (b), (c), (d) or (i) of Section 5.1, or, in the case of any Event of Default described in clause (f) or (g) of Section 5.1, the Holders of not less than 25% in principal amount of all Outstanding Notes, shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in the Trustee’s own name as Trustee hereunder;

(c)            such Holder or Holders have offered to the Trustee indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

(d)            the Trustee for 60 days after the Trustee’s receipt of such notice, request and offer of indemnity, has failed to institute any such proceeding; and

(e)            no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority or more in principal amount of the Outstanding Notes of that Series in the case of any Event of Default described in clause (a), (b), (c), (d) or (i) of Section 5.1, or, in the case of any Event of Default described in clause (f) or (g) of Section 5.1, by the Holders of a majority or more in principal amount of all Outstanding Notes;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of Notes of the same Series, in the case of any Event of Default described in clause (a), (b), (c), (d) or (i) of Section 5.1, or of Holders of all Notes in the case of any Event of Default described in clause (f) or (g) of Section 5.1, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders of Notes of the same Series, in the case of any Event of Default described in clause (a), (b), (c), (d) or (i) of Section 5.1, or of Holders of all Notes in the case of any Event of Default described in clause (f) or (g) of Section 5.1.

5.9	Unconditional Right of Holders to Receive Principal, Premium and Interest

Notwithstanding any other provision in this Indenture, the Holder of any Note shall have the right, which is absolute and unconditional, to receive payment, as provided herein (including, if applicable, Article 13) and in such Note, of the principal of (and premium, if any) and (subject to Section 3.8) interest, if any, on such Note on the respective stated maturities expressed in such Note (or, in the case of redemption or repayment, on the Redemption Date or Repayment Date, as the case may be) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

5.10	Restoration of Rights and Remedies

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, the Trustee and the Holders of Notes shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

5.11	Rights and Remedies Cumulative

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in the last paragraph of Section 3.7, subject to Section 5.8, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of Notes is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

5.12	Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Holder of any Note of any Series to exercise any right or remedy accruing upon any Event of Default with respect to the Notes of such Series shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Indenture or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

5.13	Control by Holders

With respect to the Notes of any Series, the Holders of not less than a majority in principal amount of the Outstanding Notes of such Series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, relating to or arising under clause (a), (b), (c), (d) or (i) of Section 5.1, and, with respect to all Notes, the Holders of not less than a majority in principal amount of all Outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, not relating to or arising under clause (a), (b), (c), (d) or (i) of Section 5.1, provided that in each case:

(a)            such direction shall not be in conflict with any rule of law or with this Indenture;

(b)            the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and

(c)            the Trustee need not take any action which might involve the Trustee in personal liability or be unjustly prejudicial to the Holders of Notes of such Series not taking part in such direction.

5.14	Waiver of Past Defaults

(1)            Subject to Section 5.3, the Holders of not less than a majority in principal amount of the Outstanding Notes of any Series may on behalf of the Holders of all the Notes of such Series waive any past default described in clause (a), (b), (c), (d) or (i) of Section 5.1 (or, in the case of a default described in clause (f) or (g) of Section 5.1, the Holders of not less than a majority in principal amount of all Outstanding Notes may waive any such past default), and its consequences, except:

(a)            a waiver that has the effect of forgiving any payment of the principal of (or premium, if any) or interest, if any, on any Note; or

(b)            a default in respect of a covenant or provision hereof which under Article 8 cannot be modified or amended without the consent of the Holder of each Outstanding Note of such Series affected.

(2)            Upon any such waiver, any such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

5.15	Waiver of Stay or Extension Laws

The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Article 6
THE TRUSTEE

6.1	Corporate Trustee Required Eligibility

There shall be at all times a Trustee under this Indenture. The Trustee shall at all times be a corporation organized under the laws of Canada or any province thereof and authorized under such laws and the laws of the Province of Ontario to carry on trust business therein and, together with its parent, shall have a combined capital and surplus of at least $15,000,000. If at any time the Trustee shall cease to be eligible in accordance with this Article 6, it shall resign immediately in the manner and with the effect hereinafter specified in this Article 6.

6.2	Certain Duties, Rights and Responsibilities of Trustee

(1)            The Trustee shall undertake to perform such duties and only such duties, as are specifically set forth in this Indenture, and no implied covenants shall be read into this Indenture against the Trustee.

(2)            In the exercise of the rights, powers, and duties prescribed or conferred by the terms hereunder, the Trustee shall act honestly and in good faith with a view to the best interests of the Holders and exercise that degree of care, diligence and skill of a reasonably prudent trustee acting in such capacity.

(3)            In the absence of negligence or willful misconduct on the part of the Trustee, the Trustee may conclusively rely and act, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions that by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(4)            No provision of this Indenture shall be construed to relieve the Trustee from liability for the Trustee’s own negligent action, the Trustee’s own negligent failure to act, or the Trustee’s own willful misconduct, except that:

(a)            this subsection shall not be construed to limit the effect of Section 6.2(1), (2) or (3);

(b)            the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer of the Trustee, unless it shall be proved by a final judgment of a court of competent jurisdiction, which is not appealable or is not appealed, that the Trustee was negligent in ascertaining the pertinent facts;

(c)            the Trustee shall not be liable with respect to any action taken or omitted to be taken by the Trustee in good faith in accordance with the direction of the Holders of not less than a majority in principal amount of the Notes at the time Outstanding relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee under this Indenture; and

(d)            no provision contained in this Indenture shall require the Trustee to expend or risk the Trustee’s own funds or otherwise incur any financial liability in the performance of any of the Trustee’s duties or in the exercise of any of the Trustee’s rights or powers.

(5)            No provision of this Indenture shall be construed to relieve the Trustee from its duties, provided that:

(a)            any request or direction of the Issuer mentioned herein shall be sufficiently evidenced by an Issuer Request or Issuer Order and any resolution of the Board may be sufficiently evidenced by a Board Resolution;

(b)            whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on the Trustee’s part, rely upon an Officer’s Certificate;

(c)            the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by the Trustee hereunder in good faith and in reliance thereon;

(d)            subject to Section 6.2(3), the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as the Trustee may see fit, and, if the Trustee determines to make such further inquiry or investigation, the Trustee shall be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney at the expense of the Issuer and shall incur no liability of any kind by reason of such inquiry or investigation;

(e)            the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by the Trustee hereunder;

(f)             the Trustee shall not be liable for any action taken, suffered or omitted by the Trustee in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon the Trustee by this Indenture;

(g)            the Trustee will disburse monies according to this Indenture only to the extent that monies have been deposited with the Trustee;

(h)            the Trustee may, in the absence of the Trustee’s willful misconduct, conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by the Trustee to be genuine and to have been signed or presented by the proper party or parties;

(i)             the Trustee shall be under no obligation to exercise any of the rights or powers vested in the Trustee by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security and indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by the Trustee in compliance with such request or direction;

(j)             in no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee was advised of the likelihood of such loss or damage and regardless of the form of action;

(k)            the Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture; and

(l)             the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, the Trustee’s right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.

(6)            Whether or not therein and expressly so provided, except to the extent expressly provided herein to the contrary, every provision of this Indenture relating to the conduct or effecting the liability or affording protection to the Trustee shall be subject to the provisions of this Section 6.2.

6.3	Trustee Not Responsible for Recitals or Issuance of Notes

The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes, except that the Trustee represents that the Trustee is duly authorized to execute and deliver this Indenture, authenticate the Notes and perform the Trustee’s obligations hereunder. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Issuer of Notes or the proceeds thereof. Except for the Trustee’s certificates of authentication, neither the Trustee nor any Authenticating Agent assumes any responsibility for the correctness of the recitals contained herein or in the Notes (if any).

6.4	May Hold Notes

The Trustee, any Authenticating Agent, any Paying Agent, any Note Registrar or any other agent of the Issuer or of the Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with the Issuer with the same rights it would have if it were not a Trustee, Authenticating Agent, Paying Agent, Note Registrar or such other agent.

6.5	Money Held in Trust

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by the Trustee hereunder except as otherwise agreed with the Issuer.

6.6	Compensation and Reimbursement

(1)            The Issuer agrees, both before any default hereunder and thereafter until all the duties of the Trustee shall be firmly and fully performed, except any such expense, disbursement, or advance as shall be determined by a final judgment of a court of competent jurisdiction, which is not appealable or is not appealed, to have been caused by the Trustee’s own negligence or willful misconduct:

(a)            to pay to the Trustee from time to time reasonable compensation for all services rendered by the Trustee hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of the Trustee of an express trust);

(b)            except as otherwise expressly provided herein, to reimburse the Trustee upon the Trustee’s request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of the Trustee’s agents and counsel and the reasonable expenses related to the calling of any meeting of Holders by the Issuer), except any such expense, disbursement or advance as shall be determined by a final judgment of a court of competent jurisdiction, which is not appealable or is not appealed, to have been caused by the Trustee’s own negligence or willful misconduct; and

(c)            to indemnify and hold harmless the Trustee, its directors, officers, employees and agents, and all of their respective representatives, heirs, successors and assigns (collectively, the “Indemnified Parties”) from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Indemnified Parties in connection with the performance of the Trustee’s duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence or fraud of the Trustee. This provision shall survive the resignation or removal of the Trustee, or the termination of this Indenture. The Indemnified Parties shall not be under any obligation to prosecute or to defend any action or suit which, in the opinion of their counsel, may involve them in expense or liability, unless the Issuer shall, so often as required, furnish the Indemnified Parties with satisfactory indemnity and funding against such expense or liability.

(2)            The obligations of the Issuer under this Section to compensate the Trustee, to pay or reimburse the Trustee for expenses, disbursements and advances and to indemnify and hold harmless the Trustee shall constitute additional indebtedness hereunder and shall survive the satisfaction and discharge of this Indenture. As security for the performance of such obligations of the Issuer, the Trustee shall have a claim prior to the Notes upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (or premium, if any) or interest, if any, on particular Notes.

(3)            The provisions of this Section shall survive the termination of this Indenture. Any amount due under this Section 6.6 and unpaid 30 days after request for such payment shall bear interest at the then current rate for overdue amounts charged by the Trustee.

(4)            The remuneration of the Trustee hereunder shall continue to be payable until the trusts hereof shall be finally wound up, whether or not the trusts of this Indenture shall be in course of administration by or under the direction of any court.

6.7	Conflict of Interest

The Trustee, in the Trustee’s individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with the Issuer or any Affiliate of the Issuer with the same rights the Trustee would have if it were not the Trustee. However, in the event that the Trustee acquires any conflicting interest, the Trustee must eliminate such conflict within 90 days or resign. Any Authenticating Agent or Paying Agent may do the same with like rights and duties.

6.8	Resignation and Removal; Appointment of Successor

(1)            No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 6.9.

(2)            The Trustee may resign at any time by giving written notice thereof to the Issuer upon three months’ notice or such shorter period as agreed to by the Issuer. If the instrument of acceptance by a successor Trustee required by Section 6.9 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition at the expense of the Issuer any court of competent jurisdiction for the appointment of a successor Trustee.

(3)            The Trustee may be removed at any time by Act of the Holders of not less than a majority in principal amount of the Outstanding Notes, delivered to the Trustee and to the Issuer. If the instrument of acceptance by a successor Trustee required by Section 6.9 shall not have been delivered to the Trustee within 30 days after the delivery of such Act, the Trustee being removed may petition at the expense of the Issuer any court of competent jurisdiction for the appointment of a successor Trustee.

(4)            If at any time:

(a)            the Trustee shall fail to comply with Section 6.7 after written request therefor by the Issuer or by any Holder who has been a bona fide Holder of a Note for at least six months, or

(b)            the Trustee shall cease to be eligible under Section 6.1 and shall fail to resign after written request therefor by the Issuer or by any Holder who has been a bona fide Holder of a Note for at least six months, or

(c)            the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Issuer, by a Board Resolution, may remove the Trustee, or (ii) any Holder who has been a bona fide Holder of a Note for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(5)            If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Issuer, by a Board Resolution, shall promptly appoint a successor Trustee. If no successor Trustee shall have been appointed by the Issuer and accepted appointment in the manner hereinafter provided within 30 days after such resignation, removal or incapability or the occurrence of such vacancy, a successor Trustee may be appointed by Act of the Holders of at least 25% in principal amount of the Outstanding Notes delivered to the Issuer and the retiring Trustee. If no successor Trustee with respect to the Notes of any Series shall have been so appointed by the Issuer or the Holders and accepted appointment in the manner hereinafter provided, any Holder who has been a bona fide Holder of a Note for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Notes.

(6)            The Issuer shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee to the Holders of Notes of any Series affected by such resignation or removal, as the case may be, and appointment in the manner provided for in Section 1.6. Each notice shall include the name of the successor Trustee with respect to the Notes of such Series and the address of the Trustee’s Corporate Trust Office.

6.9	Acceptance of Appointment by Successor

(1)            In case of the appointment hereunder of a successor Trustee, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Issuer and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Issuer or the successor Trustee, such retiring Trustee shall, upon payment of all amounts due to the Trustee under Section 6.6, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

(2)            Upon request of any such successor Trustee, the Issuer shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all rights, powers and trusts referred to in paragraph (1) of this Section.

(3)            No successor Trustee shall accept the Trustee’s appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

6.10	Merger, Conversion, Consolidation or Succession to Business

Any corporation(s) into which the Trustee may be merged or converted or with which the Trustee may be consolidated, or any corporation(s) resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Notes shall have been authenticated, but not delivered, by the Trustee or the Authenticating Agent then in office, any successor by merger, conversion or consolidation to such authenticating Trustee or any successor Authenticating Agent, as the case may be, may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee or successor Authenticating Agent, as the case may be, had authenticated such Notes. In case any of the Notes shall not have been authenticated by such predecessor Trustee, any successor Trustee or any successor Authenticating Agent, as the case may be, may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor Trustee. In all such cases such certificates shall have the full force and effect which this Indenture provides for the certificate of authentication of the Trustee or the Authenticating Agent; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Notes in the name of any predecessor Trustee shall apply only to the Trustee’s successor or successors by merger, conversion or consolidation.

6.11	Appointment of Authenticating Agent

(1)            At any time when any of the Notes remain Outstanding, the Trustee may appoint an Authenticating Agent or Agents with respect to one or more Series of Notes which shall be authorized to act on behalf of the Trustee to authenticate Notes of such Series and the Trustee shall give written notice of such appointment to all Holders of Notes of the Series with respect to which such Authenticating Agent will serve, in the manner provided for in Section 1.6. Notes so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Any such appointment shall be evidenced by an instrument in writing signed by a Responsible Officer of the Trustee, and a copy of such instrument shall be promptly furnished to the Issuer. Wherever reference is made in this Indenture to the authentication and delivery of Notes by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Issuer and shall at all times be a corporation organized and doing business under the laws of Canada or any province thereof, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $35,000,000 and subject to supervision or examination by Canadian federal or provincial authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect specified in this Section.

(2)            Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

(3)            An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Issuer. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Issuer. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Issuer and shall give written notice of such appointment to all Holders of Notes of the Series with respect to which such Authenticating Agent will serve, in the manner provided for in Section 1.6. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

(4)            The Trustee agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section, and the Trustee shall be entitled to be reimbursed for such payments, subject to the provisions of Section 6.6.

(5)            If an appointment with respect to one or more Series is made pursuant to this Section, the Notes of such Series may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternate certificate of authentication in the following form:

Dated:

This is one of the Notes of the Series designated, and issued under the Indenture described herein.

[],
as Trustee

By
as Authenticating Agent

By
Authorized Officer

6.12	Acceptance of Trust

The Trustee hereby accept the trusts in this Indenture declared and provided for and agree to perform the same upon the terms and conditions set forth in this Indenture and in trust for the Holders from time to time, subject to the terms and conditions of this Indenture.

6.13	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.

6.14	Trustee Not Required to Possess Notes

All rights of action under this Indenture may be enforced by the Trustee without the possession of any of the Notes or the production thereof on any trial or other proceedings relative thereto.

6.15	Protection of Trustee

(1)            The Trustee shall not incur any liability or responsibility whatsoever or in any way be responsible for the consequence of any breach on the part of the Issuer of any of the covenants contained in this Indenture or in any Notes or of any acts of the agents or employees of the Issuer.

(2)            Neither the Trustee nor any affiliate of the Trustee shall be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Issuer.

(3)            Nothing in this Indenture shall impose on the Trustee any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental to this Indenture in any jurisdiction.

(4)            The Trustee shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means.

6.16	Third Party Interests

The Issuer hereby represents to the Trustee that any account to be opened by, or interest to held by the Trustee in connection with this Indenture, for or to the credit of the Issuer, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Issuer agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party.

6.17	Trustee Not Bound to Act

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation or economic sanctions, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation or economic sanctions, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Issuer, provided (i) that the Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such 10-day period, then such resignation shall not be effective.

6.18	Experts, Advisers and Agents

The Trustee may seek the advice of experts and advisers (including legal counsel) in the event of any question or dispute as to the construction of any of the provisions hereof or its duties hereunder, and the Trustee shall incur no liability and shall be fully protected in acting or not acting in accordance with the opinion and instructions of such experts and advisers. The cost of such services shall be added to and be part of the Trustee’s expenses hereunder. The Trustee shall not be answerable for the default or misconduct of any adviser, agent or legal counsel employed or appointed by the Trustee, at its discretion.

Article 7
CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

7.1	Permitted Reorganizations

The Issuer shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (herein called a “Successor”), whether by way of conveyance, transfer, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (herein a “Successor Transaction”), unless:

(a)            the Successor shall be a Person organized and existing under the laws of Canada or any province or territory of Canada and shall expressly assume, by a Supplemental Indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, the Issuer’s obligation for the due and punctual payment of the principal of (and premium, if any), including Redemption Price and Repayment Price, and interest on all the Notes and the performance of every covenant of this Indenture on the part of the Issuer to be performed or observed;

(b)            immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and

(c)            the Issuer or such Successor shall have delivered to the Trustee an Opinion of Counsel (for which the provider of such Opinion of Counsel may rely on an Officer’s Certificate for factual matters), to the effect that such Successor Transaction and such Supplemental Indenture comply with this Article and that all conditions precedent herein provided for relating to such Successor Transaction have been complied with, provided, however, that the provisions of this Section 7.1 shall not be applicable to any sale or transfer by the Issuer to any of its Subsidiaries where the Issuer remains the Issuer under this Indenture and the property and assets are not further transferred or sold by its Subsidiary to any other Person other than to the Issuer, a Guarantor or a Subsidiary of any of them.

7.2	Successor Substituted

Upon any Successor Transaction in accordance with Section 7.1, the Successor shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture with the same effect as if such Successor had been named as the Issuer herein, and in the event of any such conveyance or transfer, the Issuer (which term shall for this purpose mean the Person named as such “Issuer” in the first paragraph of this Indenture or any successor Person which shall theretofore become such in the manner described in Section 7.1), shall be discharged of all obligations and covenants under this Indenture and the Notes and may be dissolved and liquidated.

Article 8
SUPPLEMENTAL INDENTURES

8.1	Supplemental Indentures Without Consent of Holders

Without the consent of any Holders, the Issuer, when authorized by or pursuant to a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more Supplemental Indentures, in form satisfactory to the Trustee, for any of the following purposes:

(a)            to evidence the succession (or successive successors) of another Person to the Issuer and the assumption by any such successor of the covenants of the Issuer contained herein and in the Notes; or

(b)            to add to the covenants of the Issuer for the benefit of the Holders of all or any Series of Notes (and if such covenants are to be for the benefit of less than all Series of Notes, stating that such covenants are being included solely for the benefit of such Series) or to surrender any right or power herein conferred upon the Issuer; or

(c)            to add any additional Events of Default (and if such Events of Default are to be for the benefit of less than all Series of Notes, stating that such Events of Default are being included solely for the benefit of such Series); or

(d)            to add to, change or eliminate any of the provisions of this Indenture with respect to one or more Series; provided that any such addition or change or elimination shall become effective only when there is no Note Outstanding of any Series created prior to the execution of such Supplemental Indenture which is entitled to the benefit of such provision; or

(e)            to establish the form or terms of Notes of any Series as permitted by Sections 2.1 and 3.1; or

(f)             to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Notes of one or more Series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.9(2); or

(g)            to close this Indenture with respect to the issuance, authentication and delivery of additional Series of Notes, to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; or

(h)            to add to the conditions, limitations and restrictions on the authorized amount, form, terms or purposes of issue, authentication and delivery of Notes, as herein set forth, other conditions, limitations and restrictions thereafter to be observed, provided that any such action shall not adversely affect the interests of Holders of Notes of such Series or any other Series of Notes in any material respect; or

(i)             to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any Series of Notes pursuant to Sections 4.1, 13.2 and 13.3; provided that any such action shall not adversely affect the interests of the Holders of Notes of such Series or any other Series of Notes in any material respect; or

(j)             to make any other changes in the provisions of this Indenture which the Issuer deems necessary or desirable provided such amendment does not adversely affect the interests of the Holders of Notes of any Series in any material respect; or

(k)            to add any Security Interests or guarantors in respect of all or any Notes; or

(l)             to add to or change or eliminate the provisions of this Indenture as shall be necessary to comply with the Trust Indenture Legislation, provided that any such action shall not adversely affect the interests of Holders of Notes of such Series or any other Series of Notes in any material respect; or

(m)           to amend the Indenture to add a New Issuer as an Issuer hereunder and make such other changes to the Indenture as are necessary to effect the same.

8.2	Supplemental Indentures with Consent of Holders

(1)            With the consent of the Holders of not less than a majority in principal amount of all Outstanding Notes affected by such Supplemental Indenture, by Act of said Holders delivered to the Issuer and the Trustee, the Issuer, when authorized by or pursuant to a Board Resolution, and the Trustee may enter into one or more Supplemental Indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Notes under this Indenture; provided, however, that no such Supplemental Indenture shall, without the consent of the Holder of each Outstanding Note affected thereby:

(a)            change the Payment Date of the principal of (or premium, if any) or any installment of interest on any Note, or reduce the principal amount thereof (or premium, if any) or the rate of interest, if any, thereon, or change any obligation of the Issuer to pay any Additional Amounts (except as contemplated by Section 7.1 and permitted by Section 8.1(a)), or reduce the amount of the principal of an Original Issue Discount Note of such Series that would be due and payable upon a declaration of acceleration of the Maturity Date thereof pursuant to Section 5.3 or the amount thereof provable in bankruptcy pursuant to Section 5.5, or adversely affect any right of repayment at the option of any Holder of any Note, or change any Place of Payment where, or the Currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute a suit for the enforcement of any such payment on or after the Payment Date thereof (or, in the case of redemption or repayment at the option of the Holder, on or after the Redemption Date or Repayment Date, as the case may be), or adversely affect any right to convert or exchange any Note as may be provided pursuant to Section 3.1 herein; or

(b)            reduce the requirements of Section 14.4 for quorum or voting; or

(c)            modify any of the provisions of this Section, Section 5.14 or Section 9.5, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Note of such Series affected thereby provided, however, that this clause shall not be deemed to require the consent of any Holder of a Note of such Series with respect to changes in the references to “the Trustee” and concomitant changes in this Section and Section 9.5, or the deletion of this proviso, in accordance with the requirements of Sections 6.9(2) and 8.1(f).

(2)            A Supplemental Indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular Series of Notes, or which modifies the rights of the Holders of Notes of such Series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Notes of any other Series. Any such Supplemental Indenture adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture, or modifying in any manner the rights of the Holders of Notes of such Series, shall not affect the rights under this Indenture of the Holders of Notes of any other Series.

(3)            It shall not be necessary for any Act of Holders under this Section 8.2 to approve the particular form of any proposed Supplemental Indenture, but it shall be sufficient if such Act shall approve the substance thereof.

8.3	Execution of Supplemental Indentures

Upon the request of the Issuer, the Trustee shall, subject to this Section 8.3, join with the Issuer in the execution of any Supplemental Indenture authorized or permitted by the terms of this Indenture. In executing, or accepting the additional trusts created by, any Supplemental Indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be provided with, and shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such Supplemental Indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such Supplemental Indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

8.4	Effect of Supplemental Indentures

Upon the execution of any Supplemental Indenture under this Article, this Indenture shall be modified in accordance therewith, and such Supplemental Indenture shall form a part of this Indenture for all purposes; and every Holder of Notes issued pursuant to such Supplemental Indenture thereafter authenticated and delivered hereunder shall be bound thereby.

8.5	Reference in Notes to Supplemental Indentures

Notes of any Series authenticated and delivered after the execution of any Supplemental Indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such Supplemental Indenture. If the Issuer shall so determine, new Notes of any Series so modified as to conform, in the opinion of the Trustee and the Issuer, to any such Supplemental Indenture may be prepared and executed by the Issuer and authenticated and delivered by the Trustee in exchange for Outstanding Notes of such Series.

Article 9
COVENANTS

9.1	Payment of Principal, Premium, if any, and Interest

The Issuer covenants and agrees for the benefit of the Holders of each Series of Notes that it will duly and punctually pay the principal of (and premium, if any) and interest, if any, on the Notes of that Series in accordance with the terms of the Notes and this Indenture.

9.2	Maintenance of Office or Agency

(1)            Unless otherwise specified with respect to any Notes as contemplated by Section 3.1 with respect to a Series of Registered Notes, the Issuer will maintain in each Place of Payment for each Series of Registered Notes an office or agency where such Registered Notes may be presented or surrendered for payment, may be surrendered for registration of transfer, may be surrendered for conversion or exchange where such Registered Notes are convertible or exchangeable, as applicable, and where notices and demands to or upon the Issuer in respect of such Registered Notes and this Indenture may be served; provided, however, that, if the Notes of that Series are listed on any stock exchange located outside Canada and such stock exchange shall so require, the Issuer will maintain a Paying Agent for the Notes of that Series in any required city located outside Canada so long as the Notes of that Series are listed on such exchange.

(2)            The Issuer will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

(3)            The Issuer may also from time to time designate one or more other offices or agencies where the Notes of one or more Series may be presented or surrendered for any or all such purposes and may from time to time rescind any such designation; provided, however, that no such designation or rescission shall in any manner relieve the Issuer of its obligation to maintain an office or agency in accordance with the requirements set forth above for Notes of any Series for such purposes. The Issuer will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. Unless otherwise specified with respect to any Notes as contemplated by Section 3.1 with respect to a Series of Notes, the Issuer hereby designates as a Place of Payment for each Series of Notes the office or agency of the Issuer in Toronto, Ontario, and initially appoints the Trustee at its Corporate Trust Office as Paying Agent in such city and as its agent solely for the purpose of receiving all such presentations, surrenders, notices and demands.

(4)            For greater certainty, any office or agency of the Issuer in Toronto, Ontario as required in this Section 9.2 shall be maintained solely for the administrative purposes described in this Section 9.2.

(5)            Unless otherwise specified with respect to any Notes pursuant to Section 3.1, if and so long as the Notes of any Series (i) are denominated in a Currency other than Dollars or (ii) may be payable in a Currency other than Dollars, or so long as it is required under any other provision of the Indenture, then the Issuer will maintain with respect to each such Series of Notes, or as so required, at least one Exchange Rate Agent.

9.3	Money for Notes Payments to Be Held in Trust

(1)            If the Issuer shall at any time act as its own Paying Agent with respect to any Series of Notes, it will, on or before each due date of the principal of (or premium, if any) or interest, if any, on any of the Notes of that Series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum in the Currency in which the Notes of such Series are payable (except as otherwise specified pursuant to Section 3.1 for the Notes of such Series and except, if applicable, as provided in Sections 3.13(2), 3.13(4) and 3.13(5)) sufficient to pay the principal of (or premium, if any) or interest, if any, on Notes of such Series so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

(2)            Whenever the Issuer shall have one or more Paying Agents for any Series of Notes, it will, prior to or on each due date of the principal of (or premium, if any) or interest, if any, on any Notes of that Series, deposit with a Paying Agent a sum (in the Currency described in the preceding paragraph) sufficient to pay the principal (or premium, if any) or interest, if any, so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest, and (unless such Paying Agent is the Trustee) the Issuer will promptly notify the Trustee of its action or failure so to act.

(3)            The Issuer will cause each Paying Agent (other than the Trustee) for any Series of Notes to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

(a)            hold all sums held by it for the payment of the principal of (and premium, if any) and interest, if any, on Notes of such Series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

(b)            give the Trustee notice of any default by the Issuer (or any other obligor upon the Notes of such Series) in the making of any payment of principal of (or premium, if any) or interest, if any, on the Notes of such Series; and

(c)            at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

(4)            The Issuer may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Issuer Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Issuer or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which sums were held by the Issuer or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such sums.

(5)            Except as provided in the Notes of any Series, any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of (or premium, if any) or interest, if any, on any Note of any Series and remaining unclaimed for two years after such principal, premium or interest has become due and payable shall be paid to the Issuer on an Issuer Request subject to applicable abandoned property or escheat law, or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer cause to be published once, in an Authorized Newspaper, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.

9.4	Statement as to Compliance

So long as any of the Notes are Outstanding, the Issuer will deliver to the Trustee, within 120 days after the end of each fiscal year, a brief certificate from each the Issuer’s principal executive officer, principal financial officer, principal accounting officer or treasurer, in such capacity and without personal liability, as to his or her knowledge of the Issuer’s compliance with all conditions and covenants under this Indenture as at such date. For purposes of this Section 9.4, such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.

9.5	Waiver of Certain Covenants

The Issuer may, with respect to any Series of Notes, omit in any particular instance to comply with any term, provision or condition which affects such Series if before the time for such compliance the Holders of at least a majority in principal amount of all Outstanding Notes of each Series affected by the omission (which, in the case of a covenant not set forth herein and specified pursuant to Section 3.1 to be applicable to the Notes of any Series, shall include only those Series to which such covenant is so specified to be applicable), shall in each case by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Issuer and the duties of the Trustee to Holders of Notes of such Series in respect of any such term, provision or condition shall remain in full force and effect.

Article 10
REDEMPTION OF NOTES

10.1	Applicability of Article

Redemption of Notes of any Series (whether by operation of a sinking fund or otherwise) as permitted or required by any form of Note issued pursuant to this Indenture shall be made in accordance with such form of Note and this Article; provided, however, that if any provision of any such form of Note shall conflict with any provision of this Article, the provision of such form of Note shall govern.

10.2	Election to Redeem; Notice to Trustee

The election of the Issuer to redeem any Notes shall be evidenced by or pursuant to a Board Resolution. In case of any redemption at the election of the Issuer, the Issuer shall, at least 60 days prior to the Redemption Date fixed by the Issuer (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of Notes of such Series to be redeemed and shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the Notes to be redeemed pursuant to Section 10.3. In the case of any redemption of Notes prior to the expiration of any restriction on such redemption provided in the terms of such Notes or elsewhere in this Indenture, the Issuer shall furnish the Trustee with an Officer’s Certificate evidencing compliance with such restriction.

10.3	Selection by Trustee of Notes to Be Redeemed

(1)            If less than all the Notes of any Series are to be redeemed, the particular Notes to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Notes of such Series not previously called for redemption on a pro rata basis, or by such other method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions of the principal amount of Notes of such Series; provided, however, that no such partial redemption shall reduce the portion of the principal amount of a Note not redeemed to less than the minimum authorized denomination for Notes of such Series established pursuant to Section 3.1. The Trustee may make regulations with regard to the manner in which Notes are selected for redemption, and regulations so made shall be valid and binding upon all Holders.

(2)            The Trustee shall promptly notify the Issuer in writing of the Notes selected for redemption and, in the case of any Notes selected for partial redemption, the principal amount thereof to be redeemed.

(3)            For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Notes shall relate, in the case of any Note redeemed or to be redeemed only in part, to the portion of the principal amount of such Note which has been or is to be redeemed.

10.4	Notice of Redemption

(1)            Except as otherwise specified as contemplated by Section 3.1, notice of redemption shall be given in the manner provided for in Section 1.6 not more than 60 days prior to the Redemption Date, to each Holder of Notes to be redeemed.

(2)            All notices of redemption shall state:

(a)            the Redemption Date;

(b)            the Redemption Price and the amount of accrued interest to the Redemption Date payable as provided in Section 10.6, if any;

(c)            if less than all the Outstanding Notes of any Series are to be redeemed, the identification (and, in the case of partial redemption, the respective principal amounts) of the particular Notes to be redeemed;

(d)            in case any Note is to be redeemed in part only, the notice which relates to such Note shall state that on and after the Redemption Date, upon surrender of such Note, the holder will receive, without charge, a new Note or Notes of authorized denominations for the principal amount thereof remaining unredeemed;

(e)            that on the Redemption Date, the Redemption Price and accrued interest, if any, to the Redemption Date payable as provided in Section 10.6 will become due and payable upon each such Note, or the portion thereof, to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date;

(f)             the Place or Places of Payment where such Notes are to be surrendered for payment of the Redemption Price and accrued interest, if any; and

(g)            that the redemption is for a sinking fund, if such is the case.

(3)            Notice of redemption of Notes to be redeemed at the election of the Issuer shall be given by the Issuer or, at the Issuer’s request, by the Trustee in the name and at the expense of the Issuer.

10.5	Deposit of Redemption Price

Prior to any Redemption Date, the Issuer shall deposit with the Trustee or with a Paying Agent (or, if the Issuer is acting as its own Paying Agent, segregate and hold in trust as provided in Section 9.3) an amount of money in the Currency in which the Notes of such Series are payable (except as otherwise specified pursuant to Section 3.1 for the Notes of such Series and except, if applicable, as provided in Sections 3.13(2), 3.13(4) and 3.13(5)) sufficient to pay the Redemption Price of, and accrued interest, if any, on, all the Notes which are to be redeemed on that date.

10.6	Notes Payable on Redemption Date

(1)            Notice of redemption having been given as aforesaid, the Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified in the Currency in which the Notes of such Series are payable (except as otherwise specified pursuant to Section 3.1 for the Notes of such Series and except, if applicable, as provided in Sections 3.13(2), 3.13(4) and 3.13(5)) (together with accrued interest, if any, to the Redemption Date), and from and after such date (unless the Issuer shall default in the payment of the Redemption Price and accrued interest, if any) such Notes shall, if the same were interest-bearing, cease to bear interest. Upon surrender of any such Note for redemption in accordance with said notice, such Note or specified portions thereof shall be paid by the Issuer at the Redemption Price, together with accrued interest, if any, to the Redemption Date; provided, however, that installments of interest on Notes whose Maturity Dates are on or prior to the Redemption Date shall be payable to the Holders of such Notes, or one or more Predecessor Notes, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 3.8.

(2)            If any Note called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and premium, if any) shall, until paid, bear interest from the Redemption Date at the rate of interest or Yield to Maturity (in the case of Original Issue Discount Notes) set forth in such Note.

10.7	Notes Redeemed in Part

Any Note which is to be redeemed only in part (pursuant to the provisions of this Article or of Article 11) shall be surrendered at a Place of Payment therefor (with, if the Issuer or the Trustee so require, due endorsement by, or a written instrument of transfer in form satisfactory to the Issuer and the Note Registrar duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing), and the Issuer shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes of the same Series, of any authorized denomination as requested by such Holder, and having the same terms and provisions and in an aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Note so surrendered.

10.8	Affiliate Purchase in Lieu of Redemption or Repayment on Maturity

Notwithstanding the other provisions of the Indenture, the Issuer may, by providing notice to the Trustee at least two Business Days prior to the Redemption Date or Maturity Date, as applicable, elect to have an Affiliate of the Issuer purchase all, but not less than all, of the Notes so to be redeemed or repaid at a price equal to the Redemption Price (excluding accrued and unpaid interest), in the case of Notes called for redemption, or at a price equal to the principal amount, in the case of Notes coming due at the Maturity Date (in each case, the “Purchase Price”), provided that any accrued and unpaid interest thereon will be paid by the Issuer, in each case together with Additional Amounts payable thereon. Upon payment therefore of an amount equal to the Purchase Price, and payment by the Issuer of accrued interest, such Notes shall be cancelled by the Trustee and a new certificate in the name of such Affiliate will be issued by the Trustee upon receipt by the Trustee of an Issuer Order, provided however, that such cancellation and reissuance of certificates shall be deemed not to represent a novation of the debt represented by such Notes, but rather such Notes shall be deemed transferred to such Affiliate and such debt shall continue to remain outstanding on the same terms subject to such modifications, if any, as may be agreed by the Issuer and such Affiliate in writing. Such Affiliate shall not be permitted to vote such Notes in connection with any matter put before Holders for approval, unless 100% of the Notes of each Series of Notes entitled to be voted in respect of such matter are held by the Issuer or its Affiliates. Should such Affiliate and the Issuer fail to make full payment of the Purchase Price and accrued interest on the Redemption Date or Maturity Date, as applicable, then such Notes shall become due and payable as otherwise provided for but for this Section 10.8. The Trustee may request, and the Issuer and its counsel shall provide upon such request, any additional supporting documentation in connection with this Section 10.8, including but not limited to an Opinion of Counsel addressed to the Trustee in support of the Affiliate purchase herein described.

Article 11
SINKING FUNDS

11.1	Applicability of Article

(1)            Redemption of Notes through operation of a sinking fund as permitted or required by any form of Note issued pursuant to this Indenture shall be made in accordance with such form of Note and this Article; provided, however, that if any provision of any such form of Note shall conflict with any provision of this Article, the provision of such form of Note shall govern.

(2)            The minimum amount of any sinking fund payment provided for by the terms of Notes of any Series is herein referred to as a “mandatory sinking fund payment”, and any payment in excess of such minimum amount provided for by the terms of Notes of any Series is herein referred to as an “optional sinking fund payment”. If provided for by the terms of Notes of any Series, the cash amount of any mandatory sinking fund payment may be subject to reduction as provided in Section 11.2. Each sinking fund payment shall be applied to the redemption of Notes of any Series as provided for by the terms of Notes of such Series.

11.2	Satisfaction of Sinking Fund Payments with Notes

Subject to Section 11.3, in lieu of making all or any part of any mandatory sinking fund payment with respect to any Notes of such Series in cash, the Issuer may at its option (1) deliver to the Trustee Outstanding Notes of a Series (other than any previously called for redemption) theretofore purchased or otherwise acquired by the Issuer, and/or (2) receive credit for the principal amount of Notes of such Series which have been previously delivered to the Trustee by the Issuer or for Notes of such Series which have been redeemed either at the election of the Issuer pursuant to the terms of such Notes or through the application of permitted optional sinking fund payments pursuant to the terms of such Notes, in each case in satisfaction of all or any part of any mandatory sinking fund payment with respect to the Notes of the same Series required to be made pursuant to the terms of such Notes as provided for by the terms of such Series; provided, however, that such Notes have not been previously so credited. Such Notes shall be received and credited for such purpose by the Trustee at the Redemption Price specified in such Notes for redemption through operation of the sinking fund and the amount of such mandatory sinking fund payment shall be reduced accordingly.

11.3	Redemption of Notes for Sinking Fund

(1)            Not less than 60 days prior to each sinking fund payment date for any Series of Notes, the Issuer will deliver to the Trustee an Officer’s Certificate specifying the amount of the next ensuing sinking fund payment for that Series pursuant to the terms of that Series, the portion thereof, if any, which is to be satisfied by payment of cash in the Currency in which the Notes of such Series are payable (except as otherwise specified pursuant to Section 3.1 for the Notes of such Series and except, if applicable, as provided in Sections 3.13(2), 3.13(4) and 3.13(5)) and the portion thereof, if any, which is to be satisfied by delivering or crediting Notes of that Series pursuant to Section 11.2 (which Notes will, if not previously delivered, accompany such certificate) and whether the Issuer intends to exercise its right to make a permitted optional sinking fund payment with respect to such Series. Such certificate shall be irrevocable and upon its delivery the Issuer shall be obligated to make the cash payment or payments therein referred to, if any, on or before the next succeeding sinking fund payment date. In the case of the failure of the Issuer to deliver such certificate, the sinking fund payment due on the next succeeding sinking fund payment date for that Series shall be paid entirely in cash and shall be sufficient to redeem the principal amount of such Notes subject to a mandatory sinking fund payment without the option to deliver or credit Notes as provided in Section 11.2 and without the right to make any optional sinking fund payment, if any, with respect to such Series.

(2)            Not more than 60 days before each such sinking fund payment date the Trustee shall select the Notes to be redeemed upon such sinking fund payment date in the manner specified in Section 10.3 and cause notice of the redemption thereof to be given in the name of and at the expense of the Issuer in the manner provided in Section 10.4. Such notice having been duly given, the redemption of such Notes shall be made upon the terms and in the manner stated in Sections 10.6 and 10.7.

(3)            On or prior to any sinking fund payment date, the Issuer shall pay to the Trustee or a Paying Agent (or, if the Issuer is acting as its own Paying Agent, segregate and hold in trust as provided in Section 9.3) in cash a sum equal to any interest that will accrue to the date fixed for redemption of Notes or portions thereof to be redeemed on such sinking fund payment date pursuant to this Section 11.3.

(4)            Notwithstanding the foregoing, with respect to a sinking fund for any Series of Notes, if at any time the amount of cash to be paid into such sinking fund on the next succeeding sinking fund payment date, together with any unused balance of any preceding sinking fund payment or payments for such Series, does not exceed in the aggregate $100,000, the Trustee, unless requested by the Issuer, shall not give the next succeeding notice of the redemption of Notes of such Series through the operation of the sinking fund. Any such unused balance of moneys deposited in such sinking fund shall be added to the sinking fund payment for such Series to be made in cash on the next succeeding sinking fund payment date or, at the request of the Issuer, shall be applied at any time or from time to time to the purchase of Notes of such Series, by public or private purchase, in the open market or otherwise, at a purchase price for such Notes (excluding accrued interest and brokerage commissions, for which the Trustee or any Paying Agent will be reimbursed by the Issuer) not in excess of the principal amount thereof.

Article 12
REPAYMENT AT OPTION OF HOLDERS

12.1	Applicability of Article

Repayment of Notes of any Series before their Maturity Date at the option of Holders thereof, as permitted by any form of Note issued pursuant to this Indenture, shall be made in accordance with such form of Note and this Article; provided, however, that if any provision of any such form of Note shall conflict with any provision of this Article, the provision of such form of Note shall govern.

12.2	Repayment of Notes

Notes of any Series subject to repayment in whole or in part at the option of the Holders thereof will, unless otherwise provided in the terms of such Notes, be repaid at a price equal to the principal amount thereof, together with interest, if any, thereon accrued to the Repayment Date specified in or pursuant to the terms of such Notes. The Issuer covenants that on or before the Repayment Date it will deposit with the Trustee or with a Paying Agent (or, if the Issuer is acting as its own Paying Agent, segregate and hold in trust as provided in Section 9.3) an amount of money in the Currency in which the Notes of such Series are payable (except as otherwise specified pursuant to Section 3.1 for the Notes of such Series and except, if applicable, as provided in Sections 3.13(2), 3.13(4) and 3.13(5)) sufficient to pay the principal (or, if so provided by the terms of the Notes of any Series, a percentage of the principal) of and (except if the Repayment Date shall be an Interest Payment Date) accrued interest, if any, on, all the Notes or portions thereof, as the case may be, to be repaid on such date.

12.3	Exercise of Option

(1)            Notes of any Series subject to repayment at the option of the Holders thereof will contain an “Option to Elect Repayment” form on the reverse of such Notes. To be repaid at the option of the Holder, any Note so providing for such repayment, with the “Option to Elect Repayment” form on the reverse of such Note duly completed by the Holder (or by the Holder’s attorney duly authorized in writing), must be received by the Issuer at the Place of Payment therefor specified in the terms of such Note (or at such other place or places or which the Issuer shall from time to time notify the Holders of such Notes) not earlier than 45 days nor later than 30 days prior to the Repayment Date. If less than the entire principal amount of such Note is to be repaid in accordance with the terms of such Note, the principal amount of such Note to be repaid, in increments of the minimum denomination for Notes of such Series, and the denomination or denominations of the Note or Notes to be issued to the Holder for the portion of the principal amount of such Note surrendered that is not to be repaid, must be specified. The principal amount of any Note providing for repayment at the option of the Holder thereof may not be repaid in part if, following such repayment, the unpaid principal amount of such Note would be less than the minimum authorized denomination of Notes of the Series of which such Note to be repaid is a part. Except as otherwise may be provided by the terms of any Note providing for repayment at the option of the Holder thereof, exercise of the repayment option by the Holder shall be irrevocable unless waived by the Issuer.

(2)            For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the repayment of Notes shall relate, in the case of any Note, repaid or to be repaid only in part, to the portion of the principal amount of such Notes which has been or is to be repaid.

12.4	When Notes Presented for Repayment Become Due and Payable

(1)            If Notes of any Series providing for repayment at the option of the Holders thereof shall have been surrendered as provided in this Article and as provided by or pursuant to the terms of such Notes, such Notes or the portions thereof, as the case may be, to be repaid shall become due and payable and shall be paid by the Issuer on the Repayment Date therein specified, and on and after such Repayment Date (unless the Issuer shall default in the payment of such Notes on such Repayment Date) such Notes shall, if the same were interest-bearing, cease to bear interest. Upon surrender of any such Note for repayment in accordance with such provisions, the principal amount of such Note so to be repaid shall be paid by the Issuer, together with accrued interest, if any, to the Repayment Date; provided, however, that unless otherwise contemplated by Section 3.1, in the case of Notes whose Maturity Dates are on or prior to the Repayment Date, installments of interest, if any, shall be payable to the Holders of such Notes, or one or more Predecessor Notes, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 3.8.

(2)            If the principal amount of any Note surrendered for repayment shall not be so repaid upon surrender thereof, such principal amount (together with interest, if any, thereon accrued to such Repayment Date) shall, until paid, bear interest from the Repayment Date at the rate of interest or Yield to Maturity (in the case of Original Issue Discount Notes) set forth in such Note.

12.5	Notes Repaid in Part.

Any Note which is to be repaid only in part (pursuant to the provisions of this Article) shall be surrendered at a Place of Payment therefor (with, if the Issuer or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Issuer and the Note Registrar duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing), and the Issuer shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes of the same Series, of any authorized denomination as requested by such Holder, and having the same terms and provisions and in an aggregate principal amount equal to and in exchange for the portion of the principal of the Note so surrendered which is not to be repaid.

Article 13
DEFEASANCE AND COVENANT DEFEASANCE

13.1	Issuer’s Option to Effect Defeasance or Covenant Defeasance

Except as otherwise specified as contemplated by Section 3.1 for Notes of any Series, the provisions of this Article 13 shall apply to each Series of Notes, and the Issuer may, at its option, effect defeasance of the Notes of or within a Series under Section 13.2, or covenant defeasance of or within a Series under Section 13.3 in accordance with the terms of such Notes and in accordance with this Article.

13.2	Defeasance and Discharge

Upon the Issuer’s exercise of the above option applicable to this Section with respect to any Notes of or within a Series, the Issuer shall be deemed to have been discharged from its obligations with respect to such Outstanding Notes on the date the conditions set forth in Section 13.4 are satisfied (hereinafter, “defeasance”). For this purpose, such defeasance means that the Issuer shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Notes, which shall thereafter be deemed to be “Outstanding” only for the purposes of Section 13.5 and the other Sections of this Indenture referred to in (A) and (B) below, and to have satisfied all its other obligations under such Notes and this Indenture insofar as such Notes are concerned (and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of such Outstanding Notes to receive, solely from the trust fund described in Section 13.4 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest, if any, on such Notes and when such payments are due, (B) the Issuer’s obligations with respect to such Notes under Sections 3.4, 3.5, 3.7, 9.2 and 9.3 and with respect to the payment of Additional Amounts, if any, on such Notes, (C) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (D) this Article 13. Subject to compliance with this Article 13, the Issuer may exercise its option under this Section 13.2 notwithstanding the prior exercise of its option under Section 13.3 with respect to such Notes.

13.3	Covenant Defeasance

Upon the Issuer’s exercise of the above option applicable to this Section with respect to any Notes of or within a Series, the Issuer shall be deemed to have been discharged from, if specified pursuant to Section 3.1, its obligations under any covenant, with respect to such Outstanding Notes on and after the date the conditions set forth in Section 13.4 are satisfied (hereinafter, “covenant defeasance”), and such Notes shall thereafter be deemed not to be “Outstanding” for the purposes of any request, demand, authorization, notice, direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “Outstanding” for all other purposes hereunder. For this purpose, such covenant defeasance means that, with respect to such Outstanding Notes, the Issuer may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 5.1(d) or Section 5.1(i) or otherwise, as the case may be, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby.

13.4	Conditions to Defeasance or Covenant Defeasance

The following shall be the conditions to application of either Section 13.2 or 13.3 to any Outstanding Notes of or within a Series:

(a)            The Issuer shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 6.1 who shall agree to comply with the provisions of this Article 13 applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Notes, (A) an amount (in such Currency in which such Notes are then specified as payable), except as otherwise specified pursuant to Section 3.1 for the Notes of such Series and except as provided in Sections 3.13(2), 3.13(4) and 3.13(5), or (B) Government Obligations applicable to such Notes (determined on the basis of the Currency in which such Notes are then specified as payable), except as otherwise specified pursuant to Section 3.1 for the Notes of such Series and except as provided in Sections 3.13(2), 3.13(4) and 3.13(5), which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal of (and premium, if any), and interest and Additional Amounts, if any, under such Notes, money in an amount, or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, (i) the principal of (and premium, if any) and interest and Additional Amounts, if any, on such Outstanding Notes on the Payment Date (or Redemption Date, if applicable) of such principal (and premium, if any) or installment of interest, if any, and (ii) any mandatory sinking fund payments or analogous payments applicable to such Outstanding Notes on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Notes; provided that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such Government Obligations to said payments with respect to such Notes. Before such a deposit, the Issuer may give to the Trustee, in accordance with Section 10.2 hereof, a notice of its election to redeem all or any portion of such Outstanding Notes at a future date in accordance with the terms of the Notes of such Series and Article 10 hereof, which notice shall be irrevocable. Such irrevocable redemption notice, if given, shall be given effect in applying the foregoing.

(b)            No Default or Event of Default with respect to such Notes shall have occurred and be continuing on the date of such deposit or, insofar as paragraphs (f) or (g) of Section 5.1 are concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(c)            Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Issuer is a party or by which it is bound.

(d)            Notwithstanding any other provisions of this Section, such defeasance or covenant defeasance shall be effected in compliance with any additional or substitute terms, conditions or limitations in connection therewith pursuant to Section 3.1.

(e)            The Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance under 13.2 or the covenant defeasance under Section 13.3 (as the case may be) have been complied with.

(f)             The Issuer shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in Canada or a ruling from Canada Revenue Agency to the effect that the Holders and beneficial owners of such Outstanding Notes will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance or covenant defeasance, as applicable, not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Notes include Holders who are not resident in Canada).

(g)            The Issuer is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

13.5	Deposited Money and Government Obligations to Be Held in Trust; Other Miscellaneous Provisions

(1)            Subject to the provisions of the last paragraph of Section 9.3, all money and Government Obligations (or other property as may be provided pursuant to Section 3.1) (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 13.5, the “Trustee”) pursuant to Section 13.4 in respect of such Outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal (and premium, if any) and interest, if any, but such money need not be segregated from other funds except to the extent required by law.

(2)            Unless otherwise specified with respect to any Note pursuant to Section 3.1, if, after a deposit referred to in Section 13.4(a) has been made, (a) the Holder of a Note in respect of which such deposit was made is entitled to, and does, elect pursuant to Section 3.13(2) or the terms of such Note to receive payment in a Currency other than that in which the deposit pursuant to Section 13.4(a) has been made in respect of such Note, or (b) a Conversion Event occurs as contemplated in Section 3.13(4) or 3.13(5) or by the terms of any Note in respect of which the deposit pursuant to Section 13.4(a) has been made, the indebtedness represented by such Note shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Note as they become due out of the proceeds yielded by converting (from time to time as specified below in the case of any such election) the amount or other property deposited in respect of such Note into the Currency in which such Note becomes payable as a result of such election or Conversion Event based on the applicable Market Exchange Rate for such Currency in effect on the third Business Day prior to each payment date, except, with respect to a Conversion Event, for such Currency in effect (as nearly as feasible) at the time of the Conversion Event.

(3)            The Issuer shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the Government Obligations deposited pursuant to Section 13.4 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of such Outstanding Notes.

(4)            Anything in this Article 13 to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuer from time to time upon an Issuer Request any money or Government Obligations (or other property and any proceeds therefrom) held by it as provided in Section 13.4 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance or covenant defeasance, as applicable, in accordance with this Article.

13.6	Reinstatement

If the Trustee or any Paying Agent is unable to apply any money in accordance with Section 13.5 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s obligations under this Indenture and such Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 13.2 or 13.3, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 13.5; provided, however, that if the Issuer makes any payment of principal of (or premium, if any) or interest, if any, on any such Note following the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

Article 14
MEETINGS OF HOLDERS OF NOTES

14.1	Purposes for Which Meetings May Be Called

A meeting of Holders of Notes of a Series may be called at any time and from time to time pursuant to this Article to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be made, given or taken by Holders of Notes of such Series.

14.2	Call, Notice and Place of Meetings

(1)            The Trustee may at any time call a meeting of Holders of Notes of all or any one or more Series, and the Trustee shall convene a meeting upon receipt of a request of the Issuer or upon receipt of a request in writing to the Trustee by the Holders of not less than 25% in principal amount of the Outstanding Notes of any Series, for any purpose specified in Section 14.1, to be held at such time and at such place in Toronto, Ontario as the Issuer or the Trustee shall determine. Notice of every meeting of Holders of Notes of any Series, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided for in Section 1.6, not less than 21 nor more than 60 days prior to the date fixed for the meeting. Holders shall reimburse the Trustee for reasonable out-of-pocket expenses relating to the calling and holding of such meeting if called by such Holders. The Holders shall indemnify the Trustee for, and to hold the Trustee harmless against, any loss, liability or expense incurred without negligence or bad faith on the Trustee’s part (to the extent that such negligence or bad faith shall be determined by a final judgment of a court of competent jurisdiction, which is not appealable or is not appealed), arising out of or in connection with the calling of such meeting on behalf of Holders, including the costs and expenses of defending the Trustee against any claim or liability in connection with such meeting.

(2)            In case at any time the Issuer, pursuant to a Board Resolution, or the Holders of at least 25% in principal amount of the Outstanding Notes of any Series shall have requested the Trustee to call a meeting of the Holders of Notes of such Series for any purpose specified in Section 14.1, by written request setting forth in reasonable detail the action proposed to be taken at the meeting (which notice need not include the terms of any resolution to be proposed), and the Trustee shall not have made the first publication of the notice of such meeting within 21 days after receipt of such request or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Issuer or the Holders of Notes of such Series in the amount above specified, as the case may be, may determine the time and the place in Toronto, Ontario for such meeting and may call such meeting for such purposes by giving notice thereof as provided in paragraph (1) of this Section.

14.3	Persons Entitled to Vote at Meetings

To be entitled to vote at any meeting of Holders of Notes of any Series, a Person shall be (1) a Holder of one or more Outstanding Notes of such Series, or (2) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Notes of such Series by such Holder of Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Notes of any Series shall be the Person entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of the Issuer and its counsel.

14.4	Quorum; Action

(1)            The Persons entitled to vote 25% in principal amount of the Outstanding Notes of the applicable Series shall constitute a quorum for a meeting of Holders of Notes of such Series; provided, however, that, if any action is to be taken at such meeting with respect to a consent or waiver which this Indenture expressly provides may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Notes of a Series, the Persons entitled to vote such specified percentage in principal amount of the Outstanding Notes of such Series shall constitute a quorum. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Notes of such Series, be dissolved. In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. At the reconvening of any adjourned meeting, the Holders of the Outstanding Notes entitled to vote at such adjourned meeting, present in person or represented by proxy, shall constitute a quorum and shall transact the business for which the meeting was originally convened, notwithstanding that they may not represent at least 25% in principal amount of the Outstanding Notes.

(2)            Except as limited by the proviso to Section 8.2, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the Holders of not less than a majority in principal amount of the Outstanding Notes of such Series as are entitled to vote at such meeting; provided, however, that, except as limited by the proviso to Section 8.2, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Notes of a Series may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of not less than such specified percentage in principal amount of the Outstanding Notes of such Series present at such meeting.

(3)            Any resolution passed or decision taken at any meeting of Holders of Notes of any Series duly held in accordance with this Section shall be binding on all the Holders of Notes of such Series, whether or not present or represented at the meeting.

(4)            Notwithstanding the foregoing provisions of this Section 14.4, if any action is to be taken at a meeting of Holders of Notes of any Series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Notes affected thereby, or of the Holders of such Series and one or more additional Series:

(a)            there shall be no minimum quorum requirement for such meeting; and

(b)            the principal amount of the Outstanding Notes of such Series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under this Indenture.

14.5	Determination of Voting Rights; Conduct and Adjournment of Meetings

(1)            Notwithstanding any provisions of this Indenture, the Trustee may make such reasonable regulations as the Trustee may deem advisable for any meeting of Holders of Notes of a Series in regard to proof of the holding of Notes of such Series and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as its shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holding of Notes shall be proved in the manner specified in Section 1.4 and the appointment of any proxy shall be proved in the manner specified in Section 1.4. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in Section 1.4 or other proof.

(2)            The Trustee shall, by an instrument in writing appoint a temporary chairman of the meeting, which need not be a Holder of Notes, unless the meeting shall have been called by the Issuer or by Holders of Notes as provided in Section 14.2(2), in which case the Issuer or the Holders of Notes of the Series calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in principal amount of the Outstanding Notes of such Series represented at the meeting.

(3)            At any meeting each Holder of a Note of such Series or proxy shall be entitled to one vote for each $1,000 principal amount of Outstanding Notes of such Series held or represented by him (determined as specified in the definition of “Outstanding” in Section 1.1); provided, however, that no vote shall be cast or counted at any meeting in respect of any Note challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Note of such Series or proxy.

(4)            Any meeting of Holders of Notes of any Series duly called pursuant to Section 14.1 at which a quorum is present may be adjourned from time to time by the Chairman with consent of the Holders entitled to vote a majority in principal amount of the Outstanding Notes of such Series represented at the meeting and voting thereon; and the meeting may be held as so adjourned without further notice.

14.6	Counting Votes and Recording Action of Meetings

The vote upon any resolution submitted to any meeting of Holders of Notes of any Series shall be by written ballots on which shall be subscribed the signatures of the Holders of Notes of such Series or of their representatives by proxy and the principal amounts and serial numbers of the Outstanding Notes of such Series held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record, at least in duplicate, of the proceedings of each meeting of Holders of Notes of any Series shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 14.1 and, if applicable, Section 14.4. Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to the Issuer, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

14.7	Privacy

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Issuer shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (i) to have a designated chief privacy officer; (ii) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (iii) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Issuer or the individual involved; (iv) not to sell or otherwise improperly disclose personal information to any third party; and (v) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

14.8	SEC Reporting Issuer Status

The Issuer confirms that as at the date of execution of this Indenture it does not have any Notes registered pursuant to Section 12 of the US Securities Exchange Act and it does not have a reporting obligation pursuant to Section 15(d) of the US Securities Exchange Act. The Issuer covenants that if (i) any Notes shall become registered pursuant to Section 12 of the US Securities Exchange Act or the Issuer incurs a reporting obligation pursuant to Section 15(d) of the US Securities Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Issuer in accordance with the US Securities Exchange Act, the Issuer shall promptly deliver to the Trustee an Officer’s Certificate (in a form provided by the Trustee) notifying the Trustee of such registration or termination and such other information as the Trustee may require at the time. The Issuer acknowledges that the Trustee is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

14.9	Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Holders at any meeting of Holders of Notes of any Series may also be taken and exercised by an instrument in writing signed in one or more counterparts by Holders representing not less than a majority in principal amount of the Outstanding Notes of such Series as are entitled to vote at such meeting; provided, however, that, except as limited by the proviso to Section 8.2, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Notes of a Series may also be taken and exercised by an instrument in writing signed in one or more counterparts by the Holders of not less than such specified percentage in principal amount of the Outstanding Notes of such Series as are entitled to vote at such meeting. Such instruments may be executed and delivered by facsimile or electronic transmission (in .pdf or another acceptable format) of a counterpart thereof bearing a manual, facsimile or other electronic signature, and signatures of the parties thereto transmitted by facsimile or electronic format shall be deemed to be their original signatures for all purposes.

This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Indenture. This Indenture may be executed and delivered by facsimile or electronic transmission (in .pdf or another acceptable format) of a counterpart hereof bearing a manual, facsimile or other electronic signature. Signatures of the parties hereto transmitted by facsimile or electronic format shall be deemed to be their original signatures for all purposes.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the day and year first above written.

BROOKFIELD OFFICE PROPERTIES INC.

By:		“Michelle Campbell”
	Name:	Michelle Campbell
	Title:	Senior Vice President& Secretary

[Signature Page to Base Indenture]

COMPUTERSHARE TRUST COMPANY OF CANADA,
as Trustee

By:		“Shelley McGarrity”
	Name:	Shelley McGarrity
	Title:	Corporate Trust Office

By:		“Claire Wang”
	Name:	Claire Wang
	Title:	Corporate Trust Office

[Signature Page to Base Indenture]